FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	X	No
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- March 2004	67

Quarterly results
January – March 2004

TABLE OF CONTENTS

TELEFÓNICA GROUP
Market Size
Financial Highlights
Consolidated Results
Financial Data
RESULTS BY BUSINESS LINES
Fixed Line Business
Telefónica de España Group
Telefónica Latinoamérica Group
Mobile Business
Other Business
Directories Business
Terra Lycos Group
Atento Group
Content and Media Business
Telefónica Deutschland Group
ADDENDA
Companies included in each Financial Statement
Key Holdings of the Telefónica Group and its Subsidiaries
Significant Events
Changes to the Perimeter and Accounting Criteria of Consolidation

NOTE:
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

TELEFÓNICA GROUP

Market Size

(Data in thousands)
		EUROPE	AFRICA
Spain
WIRELINE T de España: 19,269 WIRELESS T Móviles: 19,939
Deutschland/UK
ADSL CONNECTIONS Grupo T Deutschland: 320
Morocco
WIRELESS Medi Telecom: 2,042
LATIN AMERICA
Argentina
WIRELINE T de Argentina: 4,297 WIRELESS TCP Argentina: 1,970
El Salvador
WIRELINE T. El Salvador: 54 WIRELESS T. El Salvador: 270
Brazil
WIRELINE Telesp: 12,746 WIRELESS CRT Celular: 2,617 TeleSudeste Cel: 3,774 TeleLeste Celular: 1,189 Global Telecom: 1,873 Global Telesp Cel: 7,970 TeleCentro Oeste: 4,452
Chile
WIRELINE CTC Chile: 2,563 WIRELESS CTC Móvil: 2,500
Guatemala
WIRELINE T. Guatemala: 36 WIRELESS T. Guatemala: 189
Mexico
WIRELESS TEM México: 3,772
Peru
WIRELINE T del Perú: 2,111 WIRELESS T Móviles: 1,635 PAY-TV CUSTOMERS Cable Mágico: 370
Puerto Rico
WIRELESS NewComm Wireless: 167
Venezuela
WIRELINE CAN TV: 2,760 WIRELESS CAN TV: 2,779

TELEFONICA GROUP
MARKET SIZE
Unaudited figures (Thousands)
	Totals			Weighted (*)

	Mar 2004	Mar 2003	% Chg.	Mar 2004	Mar 2003	% Chg.

Lines in service (1)	44,156.4	43,183.0	2.3	38,398.2	37,410.6	2.6
In Spain	19,269.3	18,794.8	2.5	19,269.3	18,794.8	2.5
In other countries	24,887.1	24,388.1	2.0	19,128.9	18,615.8	2.8
Cellular customers (2)	57,138.3	44,248.8	29.1	32,779.7	27,736.5	18.2
In Spain	19,938.8	18,693.9	6.7	18,431.5	17,278.8	6.7
In other countries	37,199.5	25,554.8	45.6	14,348.3	10,457.7	37.2
Total (3)	101,664.4	87,771.9	15.8	71,537.2	65,477.3	9.3

(*) Weighted by the equity interest of Telefónica in each of the companies.
(1) Lines in service: includes all lines in service for Telefónica de España, Telefónica CTC Chile, Telefónica de Argentina, Telefónica del Perúacute;, Telesp, CanTV, Telefónica Móviles El Salvador, Telefónica Móviles Guatemala and Telefónica Deutschland.
(2) Cellular customers: includes all cellular customers of Telefónica Servicios Móviles España, MediTelecom, Telefónica Móvil Chile, TCP Argentina, Telefónica Móviles Perúacute;, Brasilcel (the Joint Venture with Portugal Telecom in Brazil), NewCom Wireless Puerto Rico, Telefónica Móviles Guatemala, Telefónica Móviles El Salvador, Telefónica Móviles México and CanTV Celular.
(3) Includes Pay TV customers of Cable Mágico in Peru.

TELEFÓNICA GROUP

Financial Highlights

The most relevant factors of Telefónica Group results for the first quarter are the following:
• Strong growth in all business lines as a result of the more intense commercial effort and the stronger client orientation:
  7.7% growth in operating revenues, sustained by the cellular business (+20.4%).
  Total customer base exceeded 101 million clients (87.8 million in March 2003), thanks to the high levels of commercial activity in cellular business (54.4 million managed customers, +30.2%) and the addition of over 1.3 million new ADSL connections (ADSL connections managed 3.0 millions as of March 31, 2004).
• Improvement in the Group´s profitability, as a consequence of a more flexible and efficient business model:
  Strong EBITDA growth (+10.4%) above the increase in revenues (+7.7%).
  Consolidated EBITDA margin of 44.7% compared with the 43.6% of the first quarter 2003.
  Telefónica de España Group’s EBITDA increased by 4.2% and its EBITDA margin stood at 45.8% (+1.1 percentage points over first quarter 2003 figure).
• Growing operating free cash flow and financial strength:
  Operating free cash flow (EBITDA-CapEx) amounted to 2,492.7 million euros (+12.4% year-on-year), driven by the 9.5% increase in the mobile business, Telefónica de España Group and Telefónica Latinoamérica Group.
  The Group’s CapEx increased by 3.1% due to larger investments being made in the areas of growth (cellular business and broadband).
  Net debt reduction during the quarter of 1,217.4 million euros, to end March at 18,017.9 million euros as of March 2004.
• Continued slow-down in the negative impact of exchange rates:
  Assuming constant exchange rates, the growth of revenues, EBITDA and Operating Profit would amount to 9.0%, 10.5% and 27.2%, respectively.
  The strength of Telesp and the improvement in TASA’s operating metrics have led to a growth in Telefónica Latinoamérica Group’s revenues and EBITDA of 8.8% and 5.8%, respectively (+10.3% and +7.2% in constant euros, respectively).
• Net income of 558.2 million euros compared with 543.4 million euros for the January-March 2003 period:
  Extraordinary expense amounted to 185.7 million euros has been accounted for in the 1Q04, corresponding to the 672 redundancies accepted in the first quarter 2004 as part of the 2003-07 Redundancy Program.
  Excluding the effect of the provision for the Redundancy Program, net income would have grown by 27% to 690 million euros.

TELEFÓNICA GROUP

Consolidated Results

The results obtained by Telefónica Group and the management report included in this report are based on the actions carried out by the various business units in the Group and which constitute the units over which management of these businesses is conducted. This implies a presentation of results based on the actual management of the various businesses in which Telefónica Group is present, instead of adhering to the legal structure observed by the participating companies.

In this sense, income statements are presented by business, which basically implies that each line of activity participate in the companies that the Group holds in the corresponding business, regardless of whether said holding has already been transferred or not, even though it might be the final intent of Telefónica, S.A. to do so in the future.

It should be emphasized that this presentation by businesses in no case alters the total results obtained by Telefónica Group. These results are incorporated from the date of effective acquisition of the holding.

Starting first quarter 2004, Telefónica Empresas results will be included in Telefónica de España Group and Telefónica Latinoamérica Group results. In that sense, Telefónica Data España and Telefónica Soluciones results will be incorporated within Telefónica de España Group, whereas Telelefónica Data in Latin America and TIWS will be incorporated in Telefónica Latinoamérica Group results. Finally, Telefónica Deutschland Group results will be incorporated to Other Companies in Telefónica S.A. accounts.

The results obtained by Telefónica Group during the first quarter of 2004 are characterized by the strong performance in operations (operating revenues +7.7%), the higher profitability (44.7% EBITDA margin, +1.1 percentage points compared with 1Q03), the sustained increase in operating free cash flow (EBITDA-CapEx +12.4%) and the reduction in net debt (18,017.9 million euros in comparison with 19,235.3 million euros at December 2003).

The strong behaviour of the business lines is reflected in the solid growth of operating revenues. All business lines increased in terms of revenues (except for the Content and Media business, due to the removal of Antena 3TV from the consolidation perimeter) through the results obtained by the more intense commercial efforts and the stronger client oriented organization.

Operating Free cash flow (EBITDA-CapEx) for the first three months of the year stood at 2,492.7 million euros compared with the 2,218.2 million euros of the same period in 2003. All business lines grew and this cash flow generation increased despite the higher CapEx over the period (+3.1%), due to the greater investment effort in growing businesses (mobile telephony and broadband).

Telefónica Group’s total customer base as of March 31st, 2004 rose to 101.6 million, 15.8% more than in March 2003 and 2.9% more than in December 2003. The Group´s managed customer base rose to 96.1 million (+16.4% year on year and +2.9% compared with the end of 2003). As in previous quarters, this growth came from the cellular and broadband businesses. Thus, the Telefónica Móviles managed customer base amounted to 54.4 million, with net adds over the past twelve months of 12.6 million and of 2.3 million in the first three months of 2004. ADSL connections recorded 3.0 million, with a year-on-year growth of 77.6% (almost 2.2 million in Europe and over 0.8 million in Latin America).

The slow-down of the negative impact of exchange rates on the consolidated accounts of the Telefónica Group continues, in line with the decreasing trend of 2003. Their impact on the first quarter 2004 is relatively small (-1.2 percentage points in revenues, -0.1 percentage points in EBITDA and +2.0 percentage points in Operating Profit).

Operating revenues for Telefónica Group recorded a solid growth rate of 7.7% on those obtained in the first quarter of 2003 to reach 6,959.0 million euros. Exchange rates fluctuations deducted 1.2 percentage points from total growth in March, compared with the -6.6 percentage points in December 2003. Excluding this effect and the changes in the consolidation perimeter (deducting 1.3 percentage points to the growth compared with the contribution of 0.5 percentage points in December), revenues would have presented a 10.3% year-on-year growth.

In terms of business lines, the mobile telephony business made the highest contribution to consolidated revenues in absolute terms as of March with 2,647.9 million euros (+20.4% year-on-year). Moreover, it is the highest contributor to the Group´s revenues in relative terms. Revenues increased primarily due to service revenues and to the sale of handsets. In terms of operators, it must be underlined Telefónica Móviles España (+17.4%), VIVO (+43.4% in local currency) and Telefónica Móviles México (+43.8% in local currency).

Telefónica Latinoamérica Group is the second contributor to the Telefónica Group’s consolidated revenues, totaling 1,630.1 million euros in the first three months of the year, up 8.8% on those registered in January-March 2003. This growth rate would increase to 10.3% in constant euros. The higher revenues in local currency of Telesp (+21.5%), TASA (+15.4%) and Telefónica Empresas América (+20.4%) offset the lower revenues in local currency of CTC Chile (-10.2%) and Telefónica del Perú (-2.0%).

Operating revenues for Telefónica de España Group (2,635.1 million euros) recorded year-on-year growth of 1.7% primarily due to Telefónica España parent company. In that respect, the increases in Internet and Broadband Services (+33.0%) and Wholesale Services (+9.4%), more than offset the lower revenues from Traditional Services (-4.7%).

As of March 2004, the geographical areas breakdown is as follows: Spain continued to represent almost two third of total revenues, although its contribution decreased by 1.5 percentage points to 61.3% over the past year in favour of Latin America (33.7% compared with 32.2% in March 2003). By countries, it is important to highlight the higher contribution of Brazil (17.9% as of March 31st, 2004 compared with 15.1% as of March 31st of the previous year).

Telefónica Group’s total operating costs during the first quarter of the year reached 4,014.0 million euros, showing a 5.0% growth compared with the same period of the previous year. This growth in total costs vs the decline registered in 2003 (2003/2002 -5.1%) can partly be explained by the more intense commercial activity in the main business lines, particularly in mobile telephony (+26.3% vs first quarter 2003) and in Telefónica Latinoamérica Group (+12.5% vs January-March 2003). To a lesser extent, it is also due to the lower impact of the exchange rates (deducting 6.8 percentage points in December and 2.0 percentage points in March) and to the changes in the consolidation perimeter (-2.7 percentage points as of March and only +0.2 percentage points in December). Thus, in comparable terms, i.e. removing both effects, the year-on-year growth in total operating costs would have reached 9.7%.

The higher expenses in the cellular business were due to the increase in commercial costs due to the increased commercial activity in the main markets and, therefore, the higher number of handset purchases. In the Telefónica Latinoamérica Group, the increased fixed-to-mobile interconnection and long distance costs recorded by Telesp explain this performance.

The total operating costs of Telefónica de España Group, however, fell by 1.4% with regard to the first three months of 2003, despite the greater commercial effort (external services up 12.4%), due to the decline in personnel expenses to reflect the savings of employees joining the Redundancy Program in 2003.

Cumulative bad debt as of March 2004, measured by the bad debt to revenues ratio (excluding prepaid revenues), stood at 1.5%, a 0.4 percentage points improvement compared to March 2003. Telefónica de España Group (0.6% of revenues) and the cellular business (1.1% of revenues) recorded a year-on-year improvement of 0.5 percentage points and 0.4 percentage points, respectively. It must be underlined TASA’s bad debt to revenues ratio of around 1% (below 3% in March 2003). In Telesp, the bad debt to revenues ratio remained stable compared with March last year at 3.9% and in CTC Chile it worsened by 0.4 percentage points to 3.8%.

This evolution of revenues and operating costs has placed Telefónica Group’s consolidated EBITDA at 3,112.2 million euros, 10.4% up on that obtained in the same period 2003. The year-on-year EBITDA growth rate would drop to 9.7% if we exclude the variations in the exchange rates and the changes in the consolidation perimeter. The consolidated EBITDA margin amounted to 44.7% in comparison with 43.6% a year ago, due to the generalized improvements in all business lines (Terra Lycos Group +17.6 percentage points, directory business +7.2 percentage points and Content and Media business +5.4 percentage points), offsetting the drops in the mobile business and Telefónica Latinoamérica Group.

Telefónica de España Group, the main contributor to the consolidated EBITDA with 1,206.3 million euros (38.8% of the total), recorded a year-on-year EBITDA growth of 4.2%. The EBITDA margin stood at 45.8%, 1.1 percentage points higher than in March 2003 due to the aforementioned effect of the Redundancy Plan.

The cellular business, showed a year-on-year growth of 12.2% in euros during the first quarter of 2004 to 1,140.1 million euros. In turn, EBITDA margin declined 3.1 percentage points year on year to 43.1%, due to the strong commercial activity of the quarter (net adds over six times that of the same period 2003). This performance was explained by Telefónica Móviles España (EBITDA margin 55.1% in 1Q03 to 53.3% in 1Q04) and by the higher losses of Telefónica Móviles México.

Telefónica Latinoamérica Group totaled 722.8 million euros in January-March 2004, 5.8% more than in the same period of 2003. In terms of EBITDA margin, a year-on-year decline of 1.3 percentage points, to 44.3%, is due to the fall in the margins in some operators. In this sense, Telesp’s EBITDA margin dropped to 44.0%, compared with 49.0% a year ago.

At the end of the quarter, 70.8% of consolidated EBITDA came from Spain, almost the same percentage as in March 2003. Latin America represented a 28.4%, 1.6 percentage points less than twelve months ago because of the more negative contribution of Mexico. Like in the case of revenues, Brazil increased its contribution to consolidated EBITDA to 17.8% (16.5% one year ago).

The operating profit during the January-March 2004 period grew by 29.1% year-on-year to total 1,624.9 million euros. This performance was explained by the 10.4% growth in EBITDA and the 4.7% drop in amortization. Assuming constant exchange rates and excluding changes in the consolidation perimeter, amortization would have dropped to 3.0% and the operating profit would have grown by 25.4%.

The negative results of associates recorded a year-on-year reduction of 36.2 million euros (-71.7%) to reach -14.3 million euros in the first three months of the year. This significant improvement is mainly due to the merger of Vía Digital with Sogecable and the consolidation of this Company since July 2003, the lower losses attributed to IPSE 2000, Medi Telecom and Terra Lycos Group and the better results of Pearson.

Total net financial costs reached 215.4 million euros in the first quarter of 2004, including a positive impact of 19.3 million euros from the appreciation of the Argentine peso. Excluding this effect, the financial results rose to 234.7 million euros, which meant a drop of 43.2% vs the comparable financial results for 2003 (413.0 million euros). This drop in financial results was due to the 14.7% decrease in average net debt and the reduction of its average cost as a result of the drop in interest rates in the euro and in the Brazilian real.

The free cash flow generated by Telefónica Group during the first quarter of 2004 was 1,745.3 million euros, of which 224.0 million euros were devoted to financial investments (net of real estate divestiture) and 196.7 million euros to cancelation of commitments acquired by the Group, derived basically from the headcount reduction plan. Thus, free cash flow after financial investments and dividend payments, which corresponds to the one available for debt reduction was 1,324.6 million euros.

Net debt of Telefónica Group at the end of March 2004 stood at 18,017.9 million euros. The reduction of 1,217.4 million euros with respect to the consolidated debt at the end of 2003 (19,235.3 million euros) arose mainly from the generation of free cash flow after financial investments and dividend payments (1,324.6 million euros). Likewise, there was, a 153.2 million euros increase due to the currencies movements effect on the non-euro denominated debt (mainly due to the appreciation of the euro against the dollar), as well as 46.0 million euros due to the changes in consolidation and other effect on financial statements.

Goodwill amortization in the first quarter rose by 2.5% compared to the same period of 2003 to 105.5 million euros due to the incorporation of Sogecable in July 2003 and the increase in mobiles in Brazil after the purchase of TCO in May 2003.

Extraordinary results as of March 2004 were negative in 268.4 million euros vs the -31.5 million euros recorded in the first quarter of 2003. This increase was mostly due to the extraordinary provision of 185.7 million euros associated to the acceptance of 672 layoffs of the 2,362 requests to join Telefónica de España 2003-07 Redundancy Program. The remaining requests are currently being assessed. In the case of all requests being accepted the cumulative provision for 2004 wouldl amount to 672.5 million euros. Furthermore, other extraordinary negative results have been accrued, such as the updating the provisions for redundancies in 2003 (2003-2007 Redundancy Program) and those from the previous Redundancy Program at Telefónica de España (-39.4 million euros), the restructuring at Lycos (-16.4 million euros) and the provision of any eventual negative economic consequences that could arise from the arbitration award between Uniprex and the Radio Blanca Group (-31.4 million euros).

It is important to note that the income before taxes grew by 23.5% compared with the January-March period of the previous year, reaching 1,021.2 million euros.

The provision for tax for the first three months of the year reached 387.8 million euros, although this will mean a very reduced cash outflow for the Group due to compensation of negative tax bases obtained in previous years.

The results attributed to minority interests deduct 75.1 million euros to the net income in the first quarter of 2004, in comparison with the –19.8 million euros of the same period of 2003. The lower losses of Terra Lycos Group and the higher stake in the Company, together with the participation of minority interests in the positive net results of VIVO and in the fixed telephony operators of Latin America, particularly CTC Chile and Telesp justify the increase of this item over the past twelve months.

The net income amounted to 558.2 million euros over the first three months of 2004, a 2.7% increase with regard to the same period of 2003.

The CapEx of Telefónica Group for the first quarter of the year rose to 619.5 million euros, which implies a 3.1% year over year increase (+3.7% in constant euros and excluding changes in consolidation). The mobile business (+24.7%, 223.0 million euros) explains this evolution due to the progress in the rollout of Telefónica Móviles España´s UMTS network and the GSM network in Mexico and Argentina. However, it should be noted that there is a strong cyclical component to the investment, so that this performance cannot be extrapolated to the full year.

The investments in growth and transformation accounted for 48.7% of the total as of March 2004 (31.1% in March 2003), in line with the Company's objective to focus investments towards areas of growth (broadband and mobile telephony).

Finally, the average workforce of Telefónica Group in the first quarter totaled 149,804 employees, 3,408 less than in the same period a year ago.

TELEFÓNICA GROUP

Financial Data

TELEFONICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg.

Operating revenues	6,959.0	6,458.9	7.7
EBITDA	3,112.2	2,819.1	10.4
Operating profit	1,624.9	1,258.1	29.1
Income before taxes	1,021.2	827.0	23.5
Net income	558.2	543.4	2.7
Net income per share	0.113	0.107	4.8
Avg. Num. of shares, millions (1)	4,955.9	5,057.0	(2.0)

(1) Weighted average number of shares in the period adjusted by free capital increases funded by reserves, that mean a change in the number of shares that did not produce any variation of equity structure, as if they were done at the beginning of the first period presented. That relates the two capital increases funded by a charge on freely disposable reserves, recorded with the Mercantile Register on February 18, 2003 and on April 24, 2003. Moreover, the number of shares in 2003 is affected by the capital reduction by amortization of treasury stock shares, from April 11, 2003, when the AGM was held, and that was recorded with the Mercantile Register on June 10, 2003. Accordingly, there was an average number of shares outstanding at the end of the period of 4,955,891,361

TELEFONICA GROUP
RESULTS BY COMPANIES
Unaudited figures (Euros in millions)
	REVENUES			EBITDA			OPERATING PROFIT

	Mar 2004	Mar 2003	% Chg	Mar 2004	Mar 2003	% Chg	Mar 2004	Mar 2003	% Chg

Telefónica de España Group	2,635.1	2,590.0	1.7	1,206.3	1,158.2	4.2	575.4	482.5	19.3
Telefónica Latinoamérica Group	1,630.1	1,498.2	8.8	722.8	683.4	5.8	310.6	255.1	21.8
Cellular Business	2,647.9	2,199.9	20.4	1,140.1	1,016.5	12.2	758.4	640.5	18.4
Directories Business	77.9	66.7	16.9	17.4	10.0	73.1	12.2	3.6	242.0
Terra Lycos Group	133.7	114.5	16.7	0.7	(19.6)	c.s.	(21.2)	(39.0)	(45.7)
Atento Group	134.0	122.5	9.4	19.4	13.6	42.0	9.4	(0.2)	c.s.
Content & Media Business	273.8	372.3	(26.5)	41.8	36.7	13.9	34.7	22.0	57.7
Other companies	186.9	208.0	(10.2)	(34.7)	(60.1)	(42.3)	(67.2)	(100.4)	(33.1)
Eliminations	(760.4)	(713.2)	6.6	(1.5)	(19.7)	(92.5)	12.7	(5.9)	c.s.
Group	6,959.0	6,458.9	7.7	3,112.2	2,819.1	10.4	1,624.9	1,258.1	29.1

TELEFONICA GROUP
CAPEX BY BUSINESS LINES
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg

Telefónica de España Group	262.6	296.6	(11.5)
Telefónica Latinoamérica Group	102.6	117.2	(12.5)
Cellular Business	223.0	178.7	24.7
Directories Business	3.6	2.0	76.8
Terra Lycos Group	5.1	28.3	(82.0)
Atento Group	2.9	2.4	22.8
Content & Media Business	5.6	10.5	(46.8)
Other companies & Eliminations	14.2	(34.8)	c.s.
Group	619.5	600.9	3.1

TELEFONICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg

Operating revenues	6,959.0	6,458.9	7.7
Internal expend capitalized in fixed assets (1)	95.5	102.2	(6.5)
Operating expenses	(3,896.9)	(3,695.4)	5.5
Supplies	(1,584.5)	(1,439.2)	10.1
Personnel expenses	(1,080.0)	(1,166.0)	(7.4)
Subcontracts	(1,106.1)	(985.3)	12.3
Taxes	(126.3)	(105.0)	20.3
Other net operating income (expense)	(45.5)	(46.6)	(2.4)
EBITDA	3,112.2	2,819.1	10.4
Depreciation and amortization	(1,487.3)	(1,560.9)	(4.7)
Operating profit	1,624.9	1,258.1	29.1
Profit from associated companies	(14.3)	(50.6)	(71.7)
Financial net income (expense)	(215.4)	(246.2)	(12.5)
Amortization of goodwill	(105.5)	(102.9)	2.5
Extraordinary net income (expense)	(268.4)	(31.5)	n.s.
Income before taxes	1,021.2	827.0	23.5
Income taxes	(387.8)	(263.8)	47.0
Net income before minority interests	633.4	563.2	12.5
Minority interests	(75.1)	(19.8)	279.4
Net income	558.2	543.4	2.7

Average shares (millions) (2)	4,955.9	5,057.0	(2.0)
Net income per share	0.113	0.107	4.8

(1) Including work in process.
(2) Weighted average number of shares in the period adjusted by free capital increases funded by reserves, that mean a change in the number of shares that did not produce any variation of equity structure, as if they were done at the beginning of the first period presented. That relates the two capital increases funded by a charge on freely disposable reserves, recorded with the Mercantile Register on February 18, 2003 and on April 24, 2003. Moreover, the number of shares in 2003 is affected by the capital reduction by amortization of treasury stock shares, from April 11, 2003, when the AGM was held, and that was recorded with the Mercantile Register on June 10, 2003. Accordingly, there was an average number of shares outstanding at the end of the period of 4,955,891,361

TELEFONICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)
	March

	2004	2003	% Chg

Subscribed shares not paid-in	--	253.9	n.s
Long-term assets	44,123.2	48,641.2	(9.3)
Start up expenses	525.5	465.9	12.8
Intangible net assets	7,536.3	7,519.0	0.2
Fixed net assets	23,985.7	26,330.2	(8.9)
Investment	12,075.7	14,326.0	(15.7)
Goodwill on consolidation	6,022.4	6,455.7	(6.7)
Deferred expenses	508.1	790.0	(35.7)
Current assets	11,236.9	11,591.9	(3.1)
Inventories	458.0	694.4	(34.0)
Accounts receivable	5,962.5	5,808.4	2.7
Short-term investments	3,908.5	3,511.7	11.3
Cash and banks	481.0	948.8	(49.3)
Others	426.8	628.7	(32.1)
Assets = Liabilities	61,890.6	67,732.8	(8.6)
Shareholder's equity	17,166.5	17,672.7	(2.9)
Minority interests	4,483.6	5,691.1	(21.2)
Badwill on consolidation	7.8	10.8	(27.6)
Deferred income	617.8	916.0	(32.6)
Provisions for risks and expenses	7,729.4	7,758.2	(0.4)
Long-term debt	17,558.2	21,422.9	(18.0)
Accrued taxes payable	795.6	1,511.6	(47.4)
Short-term debt including current maturities	5,354.5	4,648.0	15.2
Interest payable	281.7	365.2	(22.9)
Other creditors	7,895.5	7,736.2	2.1

Financial Data
Consolidated net debt (1)	18,017.9	21,502.3	(16.2)
Consolidated debt ratio (2)	43.9%	45.5%	(1.6 p.p.)

(1) Net debt: Long-term debt + Short-term debt including current maturities - Short-term and Long-term finantial investments - Cash and banks
(2) Debt ratio: Net debt / (Shareholders' equity + Minority interests + Deferred income + Accrued taxes payable + Net debt)

TELEFONICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		March

		2004	2003	% Chg

I	Cash flows from operations	3,024.4	2,833.0	6.8
II	Extraord. payments related to operating activities and commitm.	(231.9)	(189.0)
III	Net interest payment (1)	(361.9)	(394.0)
IV	Payment for income tax	(32.5)	(34.6)
A=I+II+III+IV	Net cash provided by operating activities	2,398.1	2,215.4	8.2
B	Payment for investment in fixed and intangible assets	(826.8)	(773.0)
C=A+B	Net free cash flow after CAPEX	1,571.3	1,442.4	8.9
D	Cash received from sale of Real State	143.2	37.0
E	Net payment for financial investment	(367.2)	(462.9)
F	Dividends paid (2)	(22.7)	(21.9)
G=C+D+E+F	Free cash flow after dividends	1,324.6	994.6	33.2
H	Effects of exchange rate changes on net debt	153.2	(423.2)
I	Effects on net debt of changes in consolidation and others	(46.0)	386.9
J	Net debt at beginning of period	19,235.3	22,533.1
K=J-G+H+I	Net debt at end of period	18,017.9	21,502.3	(16.2)

(1) Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2) Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method.

TELEFONICA GROUP
RECONCILIATIONS OF CASH FLOW AND EBITDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg

EBITDA	3,112.2	2,819.1	10.4
- CAPEX accrued during the period (EoP exchange rate)	(619.5)	(600.9)
- Extraordinary payments related to operating activities and commitments	(231.9)	(189.0)
- Net interest payment	(361.9)	(394.0)
- Payment for income tax	(32.5)	(34.6)
- Investment in working capital	(295.1)	(158.2)
= Net Free Cash Flow after Capex	1,571.3	1,442.4	8.9
+ Cash received from sale of Real Estate	143.2	37.0
- Net payment for financial investment	(367.2)	(462.9)
-Dividends paid	(22.7)	(21.9)
= Free Cash Flow after dividends	1,324.6	994.6	33.2

Note: At the Investor Conference held in October 2003, the concept expected "Free Cash Flow" 2003-2006 was introduced to reflect the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
The differences with the caption "Net Free Cash Flow after Capex" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.
	Jan - Mar 2004	Jan - Mar 2003
Net Free Cash Flow after Capex	1,571.3	1,442.4
+ Payments related to cancellation of commitments	196.7	136.0
- Dividend payments to minoritaries	(22.7)	(21.9)
= Free Cash Flow	1,745.3	1,556.5

TELEFONICA GROUP
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)
		March 2004

	Long-term debt	17,558.2
	Short term debt including current maturities	5,354.5
	Cash and Banks	(481.0)
	Short and Long-term financial investments (1)	(4,413.7)
A	Net Financial Debt	18,017.9
	Guarantees to IPSE 2000	557.7
	Guarantees to Sogecable	80.0
	Guarantees to Newcomm	49.9
B	Commitments related to guarantees	687.6
	Gross commitments related to workforce reduction (2)	5,225.3
	Value of associated Long-term assets (3)	(651.7)
	Taxes receivable (4)	(1,357.8)
C	Net commitments related to workforce reduction	3,215.8
A + B + C	Total Debt + Commitments (5)	21,921.4

	Net Financial Debt / EBITDA	1.4x
	Total Debt + Commitments/ EBITDA	1.7x

(1) Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption "Investment" of the Balance Sheet.
(2) Mainly in Spain, except 69.9 million euros related to the provision of pension fund liabilities of corporations outside Spain. This amount is detailed in the caption "Provisions for Contingencies and Expenses" of the Balance Sheet, and is the result of adding the following items: "Provision for Pre-retirement, Social Security Expenses and Voluntary Severance", "Group Insurance", "Technical Reserves", and "Provisions for Pension Funds of Other Companies".
(3) Amount included in the caption "Investment" of the Balance Sheet, section "Other Loans". Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(4) Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5) Calculation based on twelve months rolling EBITDA, that is from April 2003 to March 2004.

TELEFONICA GROUP
EXCHANGES RATES APPLIED
	P&L (1)			Balance Sheet and CapEx (2)

	Mar 2004	Mar 2003	% Var	Mar 2004	Mar 2003

US Dollar / Euro	1.249	1.073		1.222	1.090
Argentinean Peso / Euro	3.631	3.395		3.496	3.179
Chilean Peso / Euro	770.141	784.894		753.500	797.035
Brasilian Real / Euro	3.619	3.739		3.555	3.653
Peruvian Nuevo Sol / Euro	4.324	3.730		4.231	3.788
Mexican Peso / Euro	13.936	11.552		13.635	11.731

(1) These exchange rates are used to convert the P&L accounts of the Group foreign subsidiaries from local currency to euros. P&L accounts for subsidiaries that use inflation adjusted accounting criteria (México, Chile, Perú, Colombia and Venezuela), are first converted to US dollars at the closing exchange rate, and then the conversion into euros is made according to the average exchange rate.
(2) Exchange rates as of 31/03/04 and 31/03/03.

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA DE ESPAÑA GROUP

The financial results of Telefónica de España Group during the first quarter of the year, within the new management perimeter, reflected the intensification of the Company marketing push, as well as the ongoing effort being made in terms of efficiency and cost restraint, the main line of which being the workforce reduction scheme (2003-2007) implemented through a Redundancy Program. On completion of the enrolment period to the Redundancy Program for the year 2004, a total of 2,362 employees had submitted a request to join it.

As a result of this dual effort made by the company in achieving increased operating growth and profitability, over the first quarter of 2004 Telefónica de España Group registered a 1.7% growth in revenues and a 4.2% growth in EBITDA compared with the same period of the previous year.

The main progress made over the quarter in terms of developing the company’s commercial program is as follows:
• The launch of Imagenio Service once the corresponding administrative authorization was obtained. Imagenio offers integrated voice and audiovisual services (TV, video on demand, music, etc.) and broadband Internet access. The service will be deployed progressively, initially covering the metropolitan areas of Madrid, Barcelona and Alicante.
• “Alta Gratis” (“Free Subscription”) promotion during the week of March 8th to 14th, consisting of the removal of the Telefónica de España PSTN connection fee for all subscriptions made during this period. The success of this marketing initiative has resulted in 128,000 subscription requests, of which 105,000 were installed by the end of March, which is almost one third all subscriptions made over the quarter.
• The positive acceptance of the access+traffic modular plans (“Combinados”) is also important to note, which amounted to 383,983 plans sold by the end of March, an increase of over 200,000 compared with those sold in December 2003.
• ADSL products portfolio has been extended with the launching of a new semi-flat rate offering, which is to be commercialized at 29.9 euros per month, enabling unlimited Internet access on weekends, and weekdays from 6 p.m. to 8 a.m. next day.
• Launching of the 24h flat-rate plan for narrowband Internet access in February.
Among the most significant regulatory issues to have occurred to date are:
• As of April 1st, the monthly fee for PSTN lines increased by 4.35% to 13.17 euros per month, while certain fees for international calls were selectively decreased by 2.15% overall. These reductions have been particularly notable in calls made to the countries of origin of the immigrant population living in Spain. The aforementioned adjustment to international fees already makes up to 0.19% of the total 2% Price-Cap reduction planned for the whole of 2004. These measures will have no impact on Telefónica de España results until the second quarter of 2004.
• The cost of the Universal Service for 2002 was set by the Spanish regulatory body (CMT) at 110 million euros, representing approximately 50% of the amount calculated by Telefónica. The CMT concluded that this cost was not a competitive disadvantage for the Company and as such Telefónica de España should not receive any compensation for it.
• The new Wholesale access offer to the Subscriber Loop (OBA: Oferta de acceso al Bucle de Abonado) was approved on March 31st, 2004, the most significant points of which being the revoking of the current “retail-minus” pricing scheme for the wholesale ADSL access service. According to this scheme a discount (around 40%) was automatically applied over Telefónica de España retail prices to wholesale prices to date. The OBA specifies that from now on Telefónica de España must provide the CMT with sufficient notice of any new pricing or services schemes for retail ADSL services. According to this information, the regulatory body will decide in each case on the need to modify the pricing or service scheme of the corresponding wholesale services. Furthermore, new loop rental prices were also established for both the fully unbundled access and the shared access, these being set at 11.35 euros per month and 3 euros per month, respectively (leading to 7.9% and 14.0% reductions on previous prices). This decline in prices was partly offset by the increase of the one-time connection fee for both, the fully unbundled access by 11.8% and the shared access by 11.7%.
• The CMT has set a compensation of 4.79 euro cents per minute to Public Use Telephony providers for the toll-free calls, which did not generate revenue streams to these providers and did induce interconnection costs. This decision affects TTP (Telefónica Telecomunicaciones Públicas) positively in relation with toll-free calls to competitors’ numbering, and will take effect on August 1st.
In regard to the financial and operating results of Telefónica de España Group, it is important to note that its quarterly results will be given from now on according to the new management perimeter, including Telefónica Empresas business in Spain, along with its corresponding pro-forma data from the previous year.

The distribution of revenues corresponding to Telefónica de España parent company has also been adapted to this new management perimeter, including revenues from Telefónica Empresas’ businesses in Spain. Parent company’s revenues are grouped into four main sections:
• Traditional Services: This includes the revenues for access, voice traffic and other traditional services such as Intelligent Network, sale of handsets and maintenance services.
• Internet and Broadband Services: This includes all revenues related to Narrowband and Broadband Internet activities devoted to the retail market.
• Data and Solutions Business: This section includes data and solutions services for businesses and revenues from circuit rental to clients (not included in the wholesale segment). Excluded from this section are revenues from ADSL service provision in terms of both connectivity and value-added services.
• Wholesale Business: This includes all types of services sold to domestic or international operators in terms of both voice and data, including the wholesale ADSL service.
Telefónica de España Group’s operating revenues amounted to 2,635.1 million euros during the first quarter of the year, representing a 1.7% growth in comparison with the same period of the previous year. Telefónica de España parent company, as the single most important contributor, provided 2,527.8 million euros of revenues, with a year-on-year growth of 0.7%. The affiliates Telyco and TTP (Telefónica Telecomunicaciones Públicas), with strong revenues growth, contributed significantly to Telefonica de España Group’s revenues growth.
• Traditional voice services revenues decreased by 85.4 million euros, being Internet and broadband services those that most contribute to consolidated revenues growth with 63.0 million euros. Finally, Data and Solutions and Wholesale services contributed positively to growth with 13.0 and 27.0 million euros, respectively.
• The Traditional Services, which totalled 1,730.8 million euros, decreased by 4.7% in comparison with the same period of the previous year, maintaining the same performance as in 2003.
Revenues from Client Network Access amounted to 720.1 million euros, a 2.4% decrease compared to the figures recorded for the same quarter of the previous year, as a result of the drop in access market share. The estimated access market share of Telefónica de España at the end of the first quarter of 2004 was 89.9%, having lost 0.5 percentage points in comparison with December 2003 and 2.2 percentage points with regard to the same quarter of the previous year.

It is also important to note that 28,594 PSTN and ISDN basic access lines were lost in the quarter, compared to the loss of 36,348 lines in the last quarter of 2003 and the 96,968 lines lost in the first quarter of 2003, thanks to the recent “Alta Gratis” (“Free Subscription”) promotion mentioned above. The positive progress in the loss of access, together with the aforementioned PSTN monthly fee increase last April 1st, will lead over the forthcoming months an improvement in access revenues over total revenues.

Effective revenues from voice usage decreased by 7.6% to 785.0 million euros as a result of the negative evolution of the total voice market that, according to our estimations contracted by 3.5%, and the loss of voice traffic market share to 26.6% (1.1 percentage points higher than that of December 2003).

The estimated total volume of minutes processed by the Telefónica de España network during the quarter amounted to 32,760 million, experiencing a decline of 6.4%. Total outgoing traffic (including Internet), representing 57.0% of all traffic, amounted to 18,685 million minutes and fell by 15.8%. Outgoing traditional traffic stood at 12,609 million, a year-on-year drop of 9.8% as a result of the aforementioned negative market evolution and share loss. It is important to note that traffic continued showing signs of weakness during the first quarter of 2004, with a 0.1% drop in fixed-to-mobile traffic to reflect a change in trend with regard the evolution recorded over the previous year. Local traffic fell by 13.1%, provincial traffic by 7.7% and DLD traffic by 9.3%. International traffic was the only type to uphold a positive trend over the quarter, with a 2.4% growth. The number of outgoing minutes to the Internet amounted to 6,076 million and continued to show a negative year-on-year variation of 26.0%, mainly as a result of switched Internet traffic cannibalization by broadband ADSL services. Finally, incoming traffic rose by 10.0% to 14,076 million minutes.

The deceleration of net gain in preselected lines must also be noted, as preselected lines increased by only 51,924 lines in comparison with the 122,678 lines increase in the last quarter of 2003. The net gain figure of preselected lines in the first quarter is the lowest ever since the launching of this service.

In regard to Value-Added Services, Voice Mailbox and Caller ID services should be noted. By the end of March 2004 the number of services activated amounted to 11,652,387 and 7,073,834 respectively, showing a positive trend over the quarter. The growing acceptance of the Text messaging service continued, the number of text messages having increased by 10,9% compared with the previous quarter.
• Internet and Broadband Services contributed with 254.0 million euros to the consolidated revenues, a 33.0% increase in relation to the same period of the previous year.
Telefónica de España continued to develop the Broadband business through the mass deployment of ADSL to reach a total of 1,847,313 ADSL connections in service. In the first quarter, ADSL net gain was 186,863 net accesses were added in the first quarter, 4.4% more than the figure recorded in the first quarter of 2003. The number of retail ADSL accesses at the end of the quarter was 1,194,288 growing by 11,6% in comparison with those recorded as of December 2003 to obtain a 48.1% share of total estimated broadband access market.

Value Added Services on the retail ADSL service continued to perform soundly, reaching a total of 503,310 services sold. Of these, “ADSL Solutions” should be highlighted as they have recorded a 16.1% growth in comparison with December 2003, up to a total of 118,064 units (39,382 Net-Lan Solutions: head-offices and remote accesses). The service “Mantenimiento Integral ADSL” (ADSL Comprehensive Maintenance) also presents strong growth reaching 38,000 clients.

Hence, revenues from the Telefónica de España retail broadband service grew 62.4% to reach 180.3 million euros.

Narrowband Internet revenues continued to drop by 7.8% to 73.6 million euros, basically due to the lower volume of Internet traffic recorded over the quarter.
• Data and Solutions Services, which are corporate client segment oriented, continue under a deep transformation process, presenting strong declines in traditional services such as X-25, ATM or traditional Frame Relay connectivity, offset by those based on IP technology. Overall, these services increased their revenues by 6.1% to reach 228.3 million euros. The greatest contribution to these revenues came from the planning and operation of virtual private networks, representing 55.1% of this segment’s revenues and growing at a year-on-year rate of 1.7%.
On the other hand, corporate Solutions and Value-Added Services segment recorded a 24.7% growth, representing 25.4% of total Data and Solutions revenues. Circuit rental and broadcasting business followed a downwards trend, with a 4.9% drop in revenues to 34.0 million euros as a result of a reduction in prices, the decrease in the demand and migration to other types of access services such as ADSL.
• Wholesale Services contributed with 314.7 million euros to consolidated revenues, a 9.4% increase in relation to the same period of the previous year. Domestic interconnection revenues, which presented a 7.7% growth on the back of fixed-to-mobile interconnection revenues growth and flat fixed-to-fixed interconnection revenues, amounted for 28.6% of wholesale revenues. In addition to this, the solid growth of wholesale ADSL service must also be noted, growing by 46.6% to reach 52.3 million euros.
Telefónica de España Group’s operating expenses experienced a year-on-year decrease of 0.4% to 1,454.7 million euros. Among other items comprising operating expenses, it should be noted the 10.0% reduction in personnel expenses in comparison with the same period of the previous year, totalling 539.4 million euros. This behaviour of operating expenses is the result of the staff joining the 2003-2007 Redundancy Program in the Telefónica de España parent company.

Telefónica de España parent company headcount (former perimeter) as of March 31sr 2004 reaches 34,464 persons, with a reduction of 752 employees during the first quarter of the year. However, considering the new management perimeter, the total number of employees of Telefónica de España parent company reaches 36,344.

Supplies expenses, amounting to 610.8 million euros, grew by 4.0%, partly determined by a 1.7% increase in interconnection expenses at Telefónica de España, that, in turn, were affected by two opposite trends: the drop in fixed-to-mobile interconnection prices and the increase in interconnection expenses for Intelligent Network and 118XY services. The growth in Telyco expenses associated to the handset sale business also had a significant impact on supplies expenses.

Expenses for external services & others grew by 12.4% to 269.3 million euros, primarily because of the aforementioned greater commercial activity over the quarter and the increase in general expenses associated to the real estate program.

Telefónica de España Group’s EBITDA amounted to 1,206.3 million euros, up 4.2% year-on-year. The Group’s EBITDA margin reached 45.8% (1.4 percentage points higher than that of full year 2003 and 1.1 percentage points higher than in the first quarter 2003). Telefónica de España parent company's EBITDA amounted to 1,204.1 million euros (up 4.3% year-on-year).

Telefónica de España Group’s operating profit was 19.3% higher than that of the previous year, amounting to 575.4 million euros in the first quarter of 2004 as a result of the positive evolution of EBITDA and the 6.6% decrease in amortization and depreciation.

During the first quarter of 2004 Telefónica de España Group accounted for an extraordinary provision totalling 173.0 million euros in relation to the redundancy program.

CapEx by Telefónica de España Group dropped by 11.5% to 262.6 million euros to reach a CapEx over Revenues ratio of 10.0%, reflecting Telefónica de España’s aim to progress in its transformation process towards a more flexible and less capital-intensive company. It is important to note that, given the seasonal nature of the investments, this decrease cannot be extrapolated to the year as a whole.

Operating free cash flow, defined as EBITDA minus Capex, amounted to 943.8 million euros, up by 9.5% on the same period of 2003.

TELEFÓNICA DE ESPAÑA
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	March

	2004	2003	% Chg

Equivalent lines (1)	19,269.8	18,794.8	2.5
PSTN Lines	15,022.9	15,361.6	(2.2)
ISDN equivalent basic access	1,836.5	1,763.7	4.1
ISDN equivalent primary accesses y 2/6 equivalent accesses	538.8	528.4	2.0
Fully unbundled local loops	24.3	5.0	381.1
ADSL connections	1,847.3	1,136.1	62.6
Telefónica de España retail ADSL	1,194.3	742.2	60.9
Traffic (minutes in millions) (2)	32,760.0	34,997.0	(6.4)
Employees (units)	36,344	42,435	(14.4)

(1) PSTN (including Public Use Telephony) (x 1) - ISDN Basic accesses (x 2) - ISDN Primary access (x 30) - 2/6 Accesses (x 30) - ADSL Lines (x1).
(2) January - March cumulative data.

TELEFÓNICA DE ESPAÑA PARENT COMPANY
OPERATING REVENUES
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg

Traditional Services	1,730.8	1,816.2	(4.7)
Client network access (1)	720.1	737.8	(2.4)
Voice usage (Net total) (2)	785.0	849.6	(7.6)
Local	197.1	213.6	(7.7)
Provincial	62.7	66.6	(5.8)
Domestic long distance	110.2	116.8	(5.6)
International long distance	58.7	58.5	0.3
Fixed to mobile	283.9	305.9	(7.2)
IRIS and others (3)	72.2	88.3	(18.2)
Handsets sales and maintenance	166.7	174.8	(4.6)
Other business lines (4)	58.9	54.1	9.0
Internet and Broadband Services	254.0	191.0	33.0
Narrowband	73.6	79.9	(7.8)
Broadband (retail)	180.3	111.1	62.4
Data and Solutions Services	228.3	215.3	6.1
Corporate networks (5)	170.4	168.8	0.9
Solutions	57.9	46.4	24.7
Wholesale Services	314.7	287.7	9.4
National interconnection	89.9	83.5	7.7
Wholesale ADSL (Megabase, Megavía and GigADSL)	52.3	35.7	46.6
International operators services	71.8	71.9	(0.2)
Other national operators services (6)	100.7	96.5	4.4
Total operating revenues	2,527.8	2,510.1	0.7

Note: Starting first quarter 2004, Telefónica Data España and Telefónica Soluciones results will be incorporated within Telefónica de España Group. 2003 figures are proforma for the benefit of comparison.
(1) Revenues derived from monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services), public telephone booths and network services.
(2) Voice usage net of discounts, foreign participation (international long distance) and payments to Intelligent Network providers.
(3) Services included: Intelligent Network services, Special Valued Services and others.
(4) Special Projects, Services agency and others. (Broadcasting included)
(5) Included leased circuits, VPN and delicated internet access.
(6) Services included: Commercial wholesale services (access, carrier and maintenance), wholesale leased circuits, other IP services and ULL.

TELEFÓNICA DE ESPAÑA PARENT COMPANY
OPERATING REVENUES - PROFORMA 2003
Unaudited figures (Euros in millions)
	2003

	Jan - Mar	Jan - Jun	Jan - Sep	Jan- Dec

Traditional Services	1,816.2	3,664.3	5,453.6	7,243.3
Client network access (1)	737.8	1,489.6	2,224.0	2,950.0
Voice usage (Net total) (2)	849.6	1,709.2	2,539.0	3,366.1
Local	213.6	420.2	603.0	816.9
Provincial	66.6	132.5	195.2	259.5
Domestic long distance	116.8	232.8	341.9	461.6
International long distance	58.5	122.5	190.2	243.9
Fixed to mobile	305.9	623.5	945.7	1,257.9
IRIS and others (3)	88.3	177.9	263.1	326.3
Handsets sales and maintenance	174.8	353.7	523.4	706.0
Other business lines (4)	54.1	111.8	167.2	221.1
Internet and Broadband Services	191.0	399.0	610.6	849.0
Narrowband	79.9	149.6	216.4	291.9
Broadband (retail)	111.1	249.4	394.3	557.1
Data and Solutions Services	215.3	443.0	679.8	928.6
Corporate networks (5)	168.8	345.1	527.1	705.4
Solutions	46.4	97.9	152.7	223.3
Wholesale Services	287.7	600.1	914.8	1,256.7
National interconnection	83.5	175.3	260.4	356.6
Wholesale ADSL (Megabase, Megavía and GigADSL)	35.7	74.8	115.0	166.1
International operators services	71.9	148.1	233.6	309.3
Other national operators services (6)	96.5	201.9	305.8	424.7
Total operating revenues	2,510.1	5,106.3	7,658.9	10,277.6

Note: Starting first quarter 2004, Telefónica Data España and Telefónica Soluciones results will be incorporated within Telefónica de España Group. 2003 figures are proforma for the benefit of comparison.
(1) Revenues derived from monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services), public telephone booths and network services.
(2) Voice usage net of discounts, foreign participation (international long distance) and payments to Intelligent Network providers.
(3) Services included: Intelligent Network services, Special Valued Services and others.
(4) Special Projects, Services agency and others. (Broadcasting included).
(5) Included leased circuits, VPN and delicated internet access.
(6) Services included: Commercial wholesale services (access, carrier and maintenance), wholesale leased circuits, other IP services and ULL.

TELEFÓNICA DE ESPAÑA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg

Operating revenues	2,635.1	2,590.0	1.7
Internal expend capitalized in fixed assets (1)	29.9	41.2	(27.6)
Operating expenses	(1,454.7)	(1,460.6)	(0.4)
Other net operating income (expense)	(4.0)	(12.5)	(68.4)
EBITDA	1,206.3	1,158.2	4.2
Depreciation and amortization	(631.0)	(675.7)	(6.6)
Operating profit	575.4	482.5	19.3
Profit from associated companies	(0.3)	(0.4)	(39.4)
Financial net income (expense)	(99.5)	(117.1)	(15.0)
Amortization of goodwill	(0.8)	(0.7)	24.3
Extraordinary net income (expense)	(198.7)	(3.0)	n.s.
Income before taxes	276.0	361.3	(23.6)
Income taxes	(86.1)	(104.4)	(17.5)
Net income before minority interests	190.0	257.0	(26.1)
Minority interests	(0.0)	(0.0)	(5.0)
Net income	189.9	256.9	(26.1)

Note: Starting first quarter 2004, Telefónica Data España and Telefónica Soluciones results will be incorporated within Telefónica de España Group. 2003 figures are proforma for the benefit of comparison.
(1) Including work in process.

TELEFÓNICA DE ESPAÑA GROUP
CONSOLIDATED INCOME STATEMENT - PROFORMA 2003
Unaudited figures (Euros in millions)
	2003

	Jan - Mar	Jan - Jun	Jan - Sep	Jan- Dec

Operating revenues	2,590.0	5,282.9	7,946.7	10,695.4
Internal expend capitalized in fixed assets (1)	41.2	83.8	120.8	174.6
Operating expenses	(1,460.6)	(2,983.7)	(4,506.6)	(6,048.7)
Other net operating income (expense)	(12.5)	(40.1)	(56.6)	(58.9)
EBITDA	1,158.2	2,343.0	3,504.4	4,762.4
Depreciation and amortization	(675.7)	(1,337.1)	(1,992.8)	(2,638.8)
Operating profit	482.5	1,005.9	1,511.6	2,123.6
Profit from associated companies	(0.4)	(0.6)	(0.7)	(0.9)
Financial net income (expense)	(117.1)	(228.4)	(340.1)	(447.5)
Amortization of goodwill	(0.7)	0.2	0.2	(2.8)
Extraordinary net income (expense)	(3.0)	18.7	21.5	(1,374.1)
Income before taxes	361.3	795.8	1,192.5	298.2
Income taxes	(104.4)	(226.4)	(340.5)	(18.1)
Net income before minority interests	257.0	569.4	852.0	280.1
Minority interests	(0.0)	(0.1)	(0.0)	(0.0)
Net income	256.9	569.4	851.9	280.1

Note: The incorporation of the assets corresponding to Telefónica Empresas into Telefónica de España Group in 2004, implies the presentation of Telefónica de España Group proforma financial statements for fiscal year 2003, under the same criteria, for the benefit of comparisons. In February 27th, 2004, the company notified the main metrics of these proforma financial statements for fiscal year 2003 under the new consolidation perimeter. The final definition of the assets to be incorporated to Telefónica de España Group makes these metrics to vary slightly with respect to the ones previously presented (-4.4 million euros in revenues and -10.4 million euros in EBITDA), a change that does not imply modifications in neither Telefónica de España Group nor Telefónica Group published accounts in the above mentioned fiscal year.
(1) Including work in process.

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA LATINOAMÉRICA GROUP

As of this quarter, the quarterly results of Telefónica Latinoamérica Group are presented according to their new business perimeter, including the businesses of Telefónica Empresas America and of TIWS, the unit responsible for assisting operators, managing the Group’s international services and the network supporting them as a whole. The corresponding pro forma results for the previous year are also presented.

In this first quarter, the negative effect of exchange rates on Telefónica Latinoamérica accounts was drastically reduced, given that appreciation of the US dollar versus the euro over recent months caused all Latin American currencies to reduce their year-on-year depreciation levels against the euro, and even the Brazilian real and the Chilean peso recorded levels of appreciation in comparison with the same period of 2003.

Telefónica Latinoamérica operating revenues, which amounted to 1,630.1 million euros, showed growth of 10.3% in constant currency at the end of the first quarter (+8.8% in current euros), primarily due to the 21.5% rise in revenues in local currency of Telesp, promoted by the increase in the revenues of new businesses (SMP, long-distance outside Sao Paulo), higher revenues obtained in local telephony through tariff increases in July 2003 and through greater fixed-to-mobile traffic and the increase in ADSL revenues, associated to the higher number of users. To a lesser extent, the growth in revenues also reflects the increase in revenues of TASA (+15.4% in local currency) due to the recovery of total traffic per line, primarily encouraged by the increase in Internet traffic and accelerated ADSL rollout, and the growth of Telefónica Empresas América operators’ revenues (+20.4% in constant euros). On the other hand, CTC and Telefónica del Perú revenues recorded drops over the period (-10.2% and –2.0% in local currency, respectively).

The total operating expenses of Telefónica Latinoamérica stood at 941.1 million euros, a year-on-year growth of 13.3% in constant euros (12.5% in current euros) basically as a result of the increase in expenses at Telesp due to greater fixed-to-mobile and long distance interconnection costs, and the increase in costs linked to the growth of the Internet business (ADSL and i-Telefónica). As a result of this evolution, consolidated EBITDA stood at 722.8 million euros with a year-on-year growth rate of 7.2% in constant euros, reduced to 5.8% in current euros as a result of the forex effect.

Telefónica Latinoamérica depreciation and amortization amounted to 412.2 million euros, a 2.1% drop in constant euros. The good performance of EBITDA and the level of depreciation and amortization led the operating profit to reach 310.6 million euros, a growth of 22.8% in constant terms.

On the other hand, extraordinary results amounted to 8.9 million euros compared with the negative 41.5 million euros of the previous year. In 2004, this item is to include income from seizures and severance payments in continuation with the program started at TdP in 2003, and adjustments due to lower value of materials at Telesp, partly offset by the extraordinary revenues of TASA obtained through the sale of scrap.

Financial results increased by 277.4% to stand at –51.1 million euros, mostly due to lower positive exchange differences recorded over the quarter (mainly by the Argentinean companies, which produced a positive effect of 132.4 million euros in the first quarter of 2003). Excluding the effect of exchange rate differences, net financial expenses for Telefónica Latinoamérica fell by 33.8% due to lower financial expenses associated to lower average debt at both holding company and operators level.

These results, together with a tax provision of 73.9 million euros and minority interests of 32.2 million euros, led to a 118.0% growth in net income to reach 140.1 million euros.

Telefónica Latinoamérica’s CapEx amounted to 102.6 million euros, a year-on-year decrease of 18.5% in constant euros (12.5% in current euros). This evolution reflects the control of CapEx implemented by the fixed operators and by Telefónica Empresas América, particularly notable over these initial months of the year. Telefónica Latinoamérica’s operating free cash flow (EBITDA-CapEx) amounted to 620.2 million euros in the first quarter, a 12.5% growth in constant euros (9.5% in current euros). The contribution of Telesp with 339.1 million euros is particularly noteworthy in terms of operating free cash flow (EBITDA-CapEx) evolution.

As of March 31, Telefónica Latinoamérica managed 21.7 million of equivalent lines, a year-on-year growth of 0.7%, mainly due to the increase in ADSL connections that recorded a year-on-year increase of 71.6% through the significant efforts made by all operators in terms of the broadband business. Hence, at the end of the quarter, ADSL connections (853,275) accounted for 3.9% of equivalent lines, compared with the 2.3% twelve months beforehand. Traditional lines in service dropped by 1.0% due to the fall in lines at CTC (-8.0%) and Telesp (-1.5%), which was not offset by the significant growth in lines at TdP (+9.2%) and the slight increase at TASA (+0.4%).

The headcount at the fixed telephony operators (including subsidiaries) amounted to 23,411 employees, which was 4.3% less than the previous year following the workforce-restructuring program carried out by Telesp in 2003.

TELESP

Telesp ended March with 12.7 million lines in service (traditional + ADSL) to remain virtually unchanged with respect to that of a year ago (-0.1%), as the increase recorded in broadband (+48.3%) practically offsets the 1.5% reduction in lines in service.

Despite the drop recorded in the global long-distance market, Telesp was able to increase its estimated market share with respect to the previous year in terms of Interstate long distance from Sao Paulo (+9 percentage points to 50% at the end of March) and international long distance from Sao Paulo (+8 percentage points to 41% at the end of March), while Intrastate long distance stood at 87% at the end of March (at similar levels to those of the previous year). The good performance of SMP is also important to note (a carrier must be chosen as of January in long distance calls from mobile phones), leading to additional long-distance revenues since July 2003.

The ADSL business exceeded half a million clients (518,175 connections as of March 31), recording a net gain in the quarter of 33,782 connections (up by 110.8% year on year). This was mostly due to the new service portfolio launched in September 2003, adapted more closely to client requirements by increasing the range of connection speeds. The good performance of Telesp’s ISP, i-Telefónica, continued with over 1.5 million users and an estimated traffic market share similar to that of December 2003.

Telesp's operating revenues during the first quarter of 2004 of 896.4 million euros registered at year-on-year growth of 21.5% in local currency, driven by both the increase in traditional services (+20.0%, providing 93.6% of operating revenues), due to the increase in outgoing long distance revenues (+45.6%) as a result of new businesses (SMP, long distance outside Sao Paulo), higher revenues obtained in local traffic and monthly fees (+18.0%) due to the increase in tariffs applied in July 2003 and to the greater fixed-to-mobile traffic, and higher revenues from the Internet business (Narrowband + Broadband), which increased by 62.4% in local currency, particularly ADSL revenues (+89.0%) associated to the larger number of users.

Operating expenses rose by 35.1% in local currency compared with the previous year, mainly as a result of the increase in interconnection expenses (+54.0%) to reflect the higher revenues from fixed-to-mobile and long distance traffic. Personnel expenses dropped by 13.9% in local currency thanks to the lower average workforce compared to the previous year due to the two layoff processes implemented during 2003. Expenses for external services grew by 25.4% in local currency due to both greater activity (ADSL, i-Telefónica, co-billing, new product marketing expenses, etc.) and to the indexing of certain contracts.

The provision for bad debts remained stable compared to the previous year in 3.9% over revenues (excluding prepaid revenues), thanks to the implementation of stricter entrance filters.

With this evolution in operating revenues and expenses, in the first quarter of 2004 Telesp had an EBITDA of 394.3 million euros with year-on-year growth of 9.2% in local currency. The EBITDA margin stood at 44.0%, 5.0 percentage points below that of a year ago and affected by the higher growth of businesses with a smaller margin (Fixed-to-mobile traffic, long distance outside Sao Paulo and SMP).

CapEx at March stood at 55.2 million euros, with a year-on-year reduction of 32.0% in local currency thanks to the optimization and reprogramming of certain projects due to their strategic and profitable nature.

Operating free cash flow (EBITDA–CapEx) amounted to 339.1 million euros, a 20.8% growth in local currency with regard to the first quarter of 2003 as a result of the growth in EBITDA and the decrease in CapEx.

At the end of March, Telesp had 7,177 employees, with a ratio of 1,776 lines per employee (+14.7%).

TELEFÓNICA DE ARGENTINA

The consolidation of the stable economic situation in Argentina continued over the first quarter of 2004 following the sharp deterioration suffered in 2002. The evolution of the main macroeconomic parameters, particularly the appreciation of the peso against the dollar (9.0% average year-on-year exchange rate appreciation), together with management efforts adapted to a context of greater activity and increased consumer spending, led to the strong recovery of plant and traffic operating indicators that even registered similar values to those reached in 2001, the year prior to the crisis.

The plant of traditional lines, 4.2 million, increased slightly with respect to 2003 (+0.4%) as a result of the recovery in demand, which was reflected in the number of gross adds (up by 64.0% year on year). Many of the lines that were disconnected during the crisis were reactivated through the “recupero line”, with around 60,000 lines remaining susceptible of migration to this product. The good performance of the plant was accompanied by the recovery of total traffic per line that increased by 10.0% in relation to 2003, mainly driven by the increase in prepaid (+18.9% including the prepaid plant and prepaid cards) and Internet (+14%) traffic. Also of particular note during the quarter was accelerated ADSL rollout, which was reflected by a net gain of 15,410 lines over the three months, the greatest quarterly gain recorded by TASA, to reach 84,746 ADSL lines in service (compared with 38,335 in March 2003), giving the company a 7 percentage point increase in its estimated broadband market share in the Southern region (69%).

As a result of the good performance of the operating variables of plant and traffic with respect to 2003, TASA’s operating revenues rose by 15.4% in local currency year on year to 192.1 million euros, despite the freezing of tariffs since January 2002. It must be noted that the establishing of agreements with operators for mutual invoicing applying CER (inflation indexing of wholesale offerings) as of June 2003 had an impact on the strong year-on-year growth. Without this effect, revenues would have risen by 10.7% year on year. Revenues from traditional services (93.7% of the total), grew by 13.8%, while revenues from the Internet business (Narrowband + Broadband) increased by 45.7%.

The significant increase in activity and sales has led to a 14.1% increase in operating expenses in local currency, although TASA did not abandon the aggressive cost reduction and control policy applied since the start of the crisis. Of particular note was the effective management of bad debts, which has led to debt recovery being maximized and to ensuring that profitable clients are maintained. Hence, the bad debt provision as a percentage of revenues (excluding prepaid revenues) for the year stood at around 1%.

The positive evolution in operating variables, combined with the ongoing policy of cost containment, enabled TASA to achieve EBITDA of 114.9 million euros in the year, an increase of 16.2% in local currency on that of the first quarter of 2003. The EBITDA margin was 0.5 percentage points higher than in 2003, reaching 59.8%.

Furthermore, it is important to note that investment for the year is focused primarily on ADSL. In the first quarter, TASA’s investments also tripled year on year, considering the low level of investment in 1Q03. The CapEx to revenues ratio reached 7.8% in local currency. Thanks to the increase in EBITDA, the company achieved an operating free cash flow (EBITDA-CapEx) of 99.3 million euros, 5.1% higher in local currency than that of the same period in 2003.

At the end of March, TASA had 7,970 employees, with a ratio of 539 lines per employee (a year-on-year increase of 2.8%).

Finally, is should be noted that the contract documents and transfer agreement governing the rate system of Telefónica de Argentina, S.A. envisage the possibility of adjusting the rates applied by Telefónica de Argentina, S.A. to its customers if extraordinary events arise that were not initially foreseen. Accordingly, in view of the trend in Argentina’s economy, Telefónica de Argentina, S.A. presented a proposal to the Argentine government in recent months to reestablish the rate system by indexing rates to the monthly variation in Argentina’s CPI or using another type of formula should there be a significant variance between the trend in the price of the U.S. dollar and the aforementioned variation in the CPI. Nevertheless, no definitive decision regarding the claims made by the Company’s proposal has yet been taken by the Argentine government.

TELEFÓNICA CTC CHILE

On May 4th, the Chilean regulatory body (Subtel) published the tariff decree for the forthcoming 5 years, the main amendments to which included the increase in the number of tariff areas and time slots and the increase in the average monthly fee and access charge tariffs by 7.0% and 39.0% respectively, along with the reduction in the measured local service established at 14.4%.

For CTC, this decree does not imply a solution to the tariff structure problems that have arisen since the enactment of the previous decree in 1999. The company is assessing the effect of applying this new tariff structure on the business, as well as any legal measures to be taken.

CTC’s results for this first quarter of 2004 were marked by its significant growth in the mobile market. The increase in business was also assisted by the significant reduction in mobile tariffs, with the consequent replacement of fixed traffic by mobile traffic.

The number of traditional lines in service stood at 2.4 million, a year-on-year drop of 8.0% due to the disconnection of lines with bad debt problems recorded in 2003. The 16.0% growth of the Prepaid plant must be noted, particularly the increase in Full Variable lines (to 134,603 lines), influenced by the migration of regular lines with problems of bad debt.

Despite the 8.4% squeeze in the DLD market compared to March 2003, CTC increased its share by 4.6 percentage points in the last twelve months to reach a 43.6% market share. The ILD market grew by 1.5% over the same period, CTC obtaining a 32.5% share.

In terms of Broadband, the number of ADSL connections at the end of March was 143,108, more than double that of 2003, having recorded a net gain over the quarter of 17,846 connections, 50.0% more than in the same period of 2003.

The volume of accumulated revenues as of March stood at 203.6 million euros, of which 93.8% were from the Traditional Business, reduced by 12.0% in local currency. Total revenues were reduced by 10.2% year-on-year in local currency, although excluding the impact of the reduction of CPP tariffs started in January, the variation would be -5.7%, influenced by both the lower number of lines in service and the smaller amount of Local and Long-Distance traffic. Furthermore, the negative adjustment of tariffs through the decreased Whole Price Index has had an added negative effect.

The Internet business (Narrowband + Broadband) grew substantially to obtain 29.3% more revenues year-on-year in local currency.
In order to counteract this negative trend in revenues, CTC is implementing a strict cost control plan. The operating expenses registered are 11.1% below that of the previous year in local currency, as a result of the reduction in management expenses. Additionally, the 28.0% drop in interconnection expenses associated with the reduction in traffic and the with the drop in fixed-to-mobile tariffs must also be noted. Bad debt levels increased slightly year-on-year, recording a bad debt provision 3.8% of revenues (excluding prepaid revenues). These factors led to an 8.8% drop in EBITDA in local currency compared with the previous year to 90.7 million as a result of the fall in revenues not offset by cost control.

CapEx for the quarter focused on the expansion of ADSL and grew by 5.4% in local currency with respect to the first quarter of 2003, a trend that will be moderated over forthcoming months. As a result of the evolution of EBITDA and CapEx, the Company’s operating free cash flow (EBITDA–CapEx) dropped by 11.1% in local currency in comparison with the same quarter of 2003 to stand at 75.3 million euros.

TELEFÓNICA DEL PERÚ

Telefónica del Perú continued to record a strong year-on-year growth of its equivalent lines (+12.4%), as a result of both the increase in traditional lines (+9.2% to 2.0 million), encouraged by the marketing of new tariff plans as of March 2003, and the growth in broadband connections (+146.3% to 107,246), which recorded a net gain in the quarter of 16,557 connections (+80.9% year over year).

The company ended the first quarter of 2004 with revenues totaling 247.3 million euros, a 2.0% drop in local currency compared with the same period of the previous year, given that the 63.3% growth of revenues from the Internet business (Narrowband + Broadband) in local currency was unable to offset the 4.3% drop in revenues from the traditional business, contributing 94.3% of the total. This was affected by the poorer performance of the long distance business due to the effects of competition, as well as the reduction in revenues from traffic and fees in local telephony (-7.4%), affected by the impact of migrations to new plans that represent 52.7% of the traditional plant. The decrease in ARPU as a result of the launch of tariff plans was offset by the significant growth of lines in service that considerably counteracted the negative impact on revenues.

The long distance business, the revenues of which fell by 16.7% in local currency, still suffered the effects of competition and interconnection rates (payments made to other operators for outgoing international traffic). At the end of March, DLD and ILD market shares stood at 73.2% and 60.5% respectively, an increase in the share with regard to the previous year (+6.2 percentage points and 10.9 percentage points, respectively).

The expense control policy resulted in a 1.2% reduction in total operating expenses in local currency, mostly as a result of a 1.0% decrease in personnel expenses due to the laying off of staff with higher salaries than those being appointed. The company continued to improve its bad debt levels, registering a provision of 3.0% on revenues (excluding prepaid revenues) compared with the 3.2% of the same period in 2003.

Despite the control of expenses and as a result of the reduction in revenues, the company’s EBITDA fell by 3.1% in local currency to stand at 106.7 million euros.

Investment control led to CapEx of 7.9 million euros, a 17.4% drop in local currency, leading to the generation of an operating free cash flow (EBITDA-CapEx) of 98.7 million euros.

The operator’s workforce amounted to 3,195 employees, a year-on-year drop of 5.4% (total employees, including subsidiary employees, stood at 5,044), bring the productivity ratio to 661 lines per employee, 18.8% more than in the first quarter of 2003.

TELEFÓNICA EMPRESAS AMÉRICA

Telefónica Empresas América continued to focus on the segment of large companies with global responsibility on the data communications and corporate solutions businesses. This management unit includes Telefónica Empresas operations in America: Brazil, Argentina, Chile, Peru, Mexico, the U.S. and Colombia.

Operating revenues totaled 105.8 million euros, continuing along a stable path of growth (+15.2% compared with 2003) and doubling the EBITDA margin on revenues (11.6% versus the 5.7% of the same period in 2003) due to both a growth in scale and improved resource management. Combined with a restrictive CapEx policy aimed at growth, Telefónica Empresas América was able to generate an operating free cash flow (EBITDA–CapEx) of 6.9 million euros in the first quarter of 2004.

The positive evolution of Telefónica Empresas Brazil is important to note, representing one third of total revenues and achieving a substantial year-on-year growth rate in local currency in terms of both revenues (+32.4%) and EBITDA (+73.7%), obtaining an EBITDA margin of 21.5%, almost 5 percentage points above that of the last quarter 2003.

Argentina, Chile and Peru all generated positive operating free cash flows and Chile is particularly worth noting, with an accumulated EBITDA margin at March of 29.4%.

In Mexico, the U.S. and Colombia, revenues totaled 19.9 million euros (+50.2% compared with 2003), with a 15 percentage point improvement in the EBITDA margin, recording a negative 2.7 million euros EBITDA with respect to the negative 3.8 million euros in the same period of 2003.

Regarding products, the increase in revenues for Hosting / ASP and Solutions must be noted, rising to 65% and 42%, respectively (in constant currency). These lines are the ones with the greatest added value within the Telefónica Empresas América value chain, providing our clients with an integral range of communication solutions.

TELEFÓNICA INTERNACIONAL WHOLESALE SERVICES (TIWS)

Over the past year, TIWS has made a significant effort to improve efficiency and reduce costs. In this regard, despite having increased revenues by 7.6% with regard to the same period in 2003, operating expenses were reduced by 15.8%, mostly due to the drop in external service expenses (-21.1%) and supplies (-19.9%).

Hence, TIWS’ EBITDA during the first quarter stood at 7.2 million euros, compared with a negative EBITDA of 0.2 million euros during the first quarter of 2003, a 22.1 percentage point improvement on the margin over revenues. With a CapEx of 3.1 million euros (up 117.0% over the year) in the first quarter of 2004, the generation of operating free cash flow (EBITDA-CapEx) was positive in 4.2 million euros.

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	March

	2004	2003	% Chg

Telesp
Lines (1)	12,745.7	12,762.8	(0.1)
PSTN Lines	11,136.4	11,180.2	(0.4)
ISDN equivalent accesses	29.1	34.2	(14.9)
2/6 Accesses for PBX and Ibercom	1,062.0	1,199.1	(11.4)
ADSL connections	518.2	349.3	48.3
Employees (units) (2)	7,177	8,245	(13.0)
Traffic (millions of minutes) (3)	20,830.9	20,173.1	3.3
Telefonica de Argentina
Lines (1) *	4,297.4	4,234.3	1.5
PSTN Lines	4,132.0	4,115.4	0.4
ISDN equivalent accesses	6.6	6.1	8.2
2/6 Accesses for PBX and Ibercom	74.1	74.5	(0.5)
ADSL connections	84.7	38.3	121.1
Employees (units) (2)	7,970	8,070	(1.2)
Traffic (millions of minutes) (3)	9,035.8	8,117.4	11.3
Telefonica CTC Chile
Lines (1) *	2,562.7	2,696.3	(5.0)
PSTN Lines	2,270.6	2,487.2	(8.7)
ISDN equivalent accesses	93.4	92.2	1.4
2/6 Accesses for PBX and Ibercom	55.5	50.9	9.1
ADSL connections	143.1	66.1	116.6
Employees (units) (2)	3,220	3,140	2.5
Traffic (millions of minutes) (3)	5,582.0	5,793.3	(3.6)
Telefonica del Perú
Lines (1)	2,111.2	1,878.0	12.4
PSTN Lines	1,970.0	1,800.0	9.4
ISDN equivalent accesses	34.0	34.5	(1.3)
2/6 Accesses for PBX and Ibercom	--	--	n.s.
ADSL connections	107.2	43.5	146.3
Employees (units) (2)	5,044	5,016	0.6
Traffic (millions of minutes) (3)	3,230.9	3,259.5	(0.9)

TELEFÓNICA LATINOAMÉRICA GROUP
Lines (1)	21,717.1	21,571.4	0.7
PSTN Lines	19,509.0	19,582.8	(0.4)
ISDN equivalent accesses	163.1	166.9	(2.3)
2/6 Accesses for PBX and Ibercom	1,191.7	1,324.4	(10.0)
ADSL connections	853.3	497.2	71.6
Employees (units) (4)	23,411	24,471	(4.3)
Traffic (millions of minutes) (3)	38,739.0	37,343.2	3.7

* In 2003, number of lines is affected by internal reclassification in line with 2003 criteria, homogeneous within the operators.
(1) PSTN (including Public Use Telephony) (x 1) - ISDN Basic access (x 2) - ISDN Primary access (x 30) - 2/6 Accesses (x 30) - ADSL Lines (x1) and Cablemoden (in Perú).
(2) Calculated with the wireline company staff of the fixed telephone operator (OTF) and the subsidiaries that are consolidated by the full integration method.
(3) Including total invoiced incoming and outgoing traffic: Local, PUTs (except at Telesp in 2002, not available), DLD and ILD. January-March accumulated data.
(4) Calculated with the wireline company staff of the fixed telephone operator (OTF) and the subsidiaries that are consolidated by the full integration method. Does not included the employees of Telefónica Empresas América and those of TIWS. As of 31/03/04 day were 2.383 and 251 respectively.

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg

Telesp
Operating revenues (1)	896.4	714.1	25.5
EBITDA	394.3	349.6	12.8
EBITDA margin	44.0%	49.0%	(5.0 p.p.)
Telefonica de Argentina
Operating revenues	192.1	178.1	7.9
EBITDA	114.9	105.7	8.7
EBITDA margin (2)	59.8%	59.4%	0.5 p.p.
Telefonica CTC Chile
Operating revenues	203.6	221.5	(8.1)
EBITDA	90.7	97.1	(6.6)
EBITDA margin	44.5%	43.8%	0.7 p.p.
Telefonica del Perú
Operating revenues	247.3	292.4	(15.4)
EBITDA	106.7	127.6	(16.4)
EBITDA margin	43.1%	43.6%	(0.5 p.p.)
Telefónica Empresas América
Operating revenues	105.8	91.9	15.2
EBITDA	12.3	5.2	134.8
EBITDA margin	11.6%	5.7%	5.9 p.p.
TIWS
Operating revenues	33.7	31.3	7.6
EBITDA	7.2	(0.2)	c.s.
EBITDA margin	21.5%	(0.7%)	22.1 p.p.

Note: EBITDA before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica del Perú includes CableMágico.
(1) Net of international accounting payments, homogeneous within Latin America operators. Criteria applied retroactively in 2003.
(2) Net of fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg

Operating revenues	1,630.1	1,498.2	8.8
Internal expend capitalized in fixed assets (1)	9.5	10.3	(8.2)
Operating expenses	(883.1)	(785.4)	12.4
Other net operating income (expense)	(33.7)	(39.7)	(15.2)
EBITDA	722.8	683.4	5.8
Depreciation and amortization	(412.2)	(428.4)	(3.8)
Operating profit	310.6	255.1	21.8
Profit from associated companies	(0.5)	6.3	c.s.
Financial net income (expense)	(51.1)	(13.5)	277.4
Amortization of goodwill	(21.7)	(23.4)	(7.1)
Extraordinary net income (expense)	8.9	(41.5)	c.s.
Income before taxes	246.2	182.9	34.6
Income taxes	(73.9)	(92.5)	(20.1)
Net income before minority interests	172.2	90.3	90.7
Minority interests	(32.2)	(26.1)	23.4
Net income	140.1	64.3	118.0

Note: Starting first quarter 2004, Telefónica Data in Latin America and TIWS results will be incorporated in Telefónica Latinoamérica Group. 2003 figures are proforma for the benefit of comparison.
(1) Including work in process.

TELEFÓNICA LATINOAMÉRICA GROUP
CONSOLIDATED INCOME STATEMENT - PROFORMA 2003
Unaudited figures (Euros in millions)
	2003

	Jan - Mar	Jan - Jun	Jan - Sep	Jan- Dec

Operating revenues	1,498.2	3,132.7	4,921.5	6,744.9
Internal expend capitalized in fixed assets (1)	10.3	22.2	34.5	47.4
Operating expenses	(785.4)	(1,650.9)	(2,583.8)	(3,548.5)
Other net operating income (expense)	(39.7)	(80.3)	(119.8)	(142.5)
EBITDA	683.4	1,423.8	2,252.4	3,101.3
Depreciation and amortization	(428.4)	(877.3)	(1,338.7)	(1,805.7)
Operating profit	255.1	546.5	913.7	1,295.6
Profit from associated companies	6.3	2.3	1.0	2.5
Financial net income (expense)	(13.5)	129.1	(71.8)	(228.6)
Amortization of goodwill	(23.4)	(46.6)	(68.8)	(91.1)
Extraordinary net income (expense)	(41.5)	(47.0)	(84.8)	(128.1)
Income before taxes	182.9	584.4	689.3	850.3
Income taxes	(92.5)	(247.4)	(275.0)	(169.7)
Net income before minority interests	90.3	337.0	414.3	680.7
Minority interests	(26.1)	(48.8)	(74.0)	(122.1)
Net income	64.3	288.2	340.3	558.5

(1) Including work in process.

RESULTS BY BUSINESS LINES

Mobile Business

Telefónica Móviles obtained net income of 423.3 million euros in first quarter 2004, an increase of 17.9% compared to the same period of 2003.

The year’s first quarter saw strong commercial activity in the main areas of operation despite the typical seasonal fluctuations of the business in the period. The companies managed by Telefónica Móviles achieved net adds of over 2.3 million in first quarter 2004 vs. 383 thousand in first quarter 2003, with the consequent impact on commercial costs. Telefónica Móviles ended March 2004 with 54.4 million managed customers, 30.2% more than in March 2003 and 5% more than in December 2003.

Including the customers from BellSouth’s Latin American operators[1], whose acquisition was agreed in March, Telefónica Móviles would have more than 66 million managed customers.

Key aspects of these results are listed below:
• Solid growth in operating revenues of 20.2% year-over-year, to 2,560.5 million euros in first quarter 2004. Assuming constant exchange rates and excluding the impact of changes in the consolidation perimeter, revenues would have grown 19.5% in first quarter 2004 year-over-year.
By components, service revenues (2,270 million euros) advanced 15.1% vs. first quarter 2003, boosted by the operators’ larger customer base and the increase in traffic. Handset sales (290 million euros) rose 84% year-over-year, due to the stronger commercial activity in first quarter 2004.
Telefónica Móviles España obtained operating revenue of 1,882.5 million euros in first quarter 2004, a year-over-year increase of 17.4%.
Operating revenues from consolidated Latin American operators showed a year-over-year increase of 29.6% in euros and accounted for 26% of Group revenues in first quarter 2004. Excluding the impact of exchange rates and the incorporation of TCO into the Group’s consolidation perimeter, these revenues would have shown growth of 25.8% vs. first quarter 2003.

  Increase of 12.6% in consolidated EBITDA vs. first quarter 2003 to 1,118.6 million euros. Excluding the impact of exchange rates and changes in the Group’s consolidation perimeter, consolidated EBITDA would have grown 8.7%.
The EBITDA margin was 43.7% vs. 46.7% in first quarter 2003 due to the higher commercial costs recorded in first quarter 2004, in line with the increased commercial activity (+52% growth in consolidated companies vs. first quarter 2003).
Telefónica Móviles España obtained EBITDA of 1,002.7 million euros in first quarter 2004, 13.4% higher than in first quarter 2003, leaving an EBITDA margin of 53.3%.

EBITDA for the Group’s consolidated Latin American subsidiaries, in euros, was virtually unchanged vs. first quarter 2003 due to the commercial efforts made during the period. Assuming constant exchange rates and excluding the incorporation of TCO into the Group’s consolidation perimeter, these companies’ EBITDA would have declined 28.3%, mainly due to the higher operating losses recorded in Mexico.
• In first quarter 2004, consolidated CapEx amounted to 213 million euros, a 43% year-over-year increase, due to higher CapEx deriving from the rollout of Telefónica Móviles España’s UMTS network and the GSM networks in Argentina and Mexico.
Regarding the evolution of the Mobile Business of Telefonica Group (including Telefónica Móvil Chile), the operating revenues totalled 2,647.9 million euros as of March 2004, a year-over-year increase of 20.4% compared to the same period last year. On the other hand, EBITDA reached 1.140,1 million euros, a year-over-year increase of 12.2%.

SPAIN

The Spanish cellular market had an estimated 38.3 million customers at the end of March 2004, 11% more than a year ago, leading to an estimated penetration rate of 89.6%, more than 7 p.p. higher than in March 2003.

Against this backdrop, Telefónica Móviles España ended March 2004 with a total of 19.9 million customers (+6.7% vs. first quarter 2003), with net adds for the quarter of 278 thousand customers, virtually the same as in first quarter 2003.

Regarding prepaid to contract migrations, in the first quarter 2004 there were close to 310 thousand migrations (+25% vs. the same period of 2003), the second highest figure in the Company’s history after the one registered in the fourth quarter 2003. This has helped the weight of the contract segment within Telefónica Móviles España’s total customer base to continue growing, to 41.7% (36.4% in first quarter 2003).

On the other hand, the volume of handset upgrades registered in first quarter 2004 was 848 thousand, similar to first quarter 2003. Customer loyalty efforts have centred on the contract segment, where there were over 570 thousand handset upgrades in first quarter 2004 (+6.6% vs. first quarter 2003).

All this led to an increase of 17.5% in commercial activity (including the sum of gross additions, migrations and handset upgrades) vs. first quarter 2003.

We would also underscore the increase in the weighting of portability initiatives in commercial activity in first quarter 2004, after the introduction of more automatic exchange processes at the end of 2003. TME has a positive cumulative portability balance despite aggressive competition in this area.

The commercial effort was accompanied by solid growth in usage and revenues. In first quarter 2004, traffic carried on TME’s networks was close to 9,865 million air minutes, a year-over-year increase of 17%.

As for customer usage ratios, the high MOU growth recorded in the last five quarters continued in first quarter 2004. MOU for first quarter 2004 was 116 minutes, 9% higher than in first quarter 2003 but 2% lower than in fourth quarter 2003 due to seasonal factors. By segments, we would highlight the stability of prepaid MOU despite the Company’s intensive migration activity. Growth in contract MOU continued to increase (+1% vs. first quarter 2003).

As for short messages, the Company’s networks carried a total of 2,355 million SMS in first quarter 2004 (+10% vs. first quarter 2003). Of this, 32% were related to content access and value added services. With respect to other kinds of data services, we would underline the steady growth of Multimedia Messaging, i-mode services and the larger number of users of GPRS technology services.

In the area of corporate services, we would highlight that more than 600 large companies have signed up for the MoviStar Intranet service with TME.

Overall, total data revenues in first quarter 2004 exceeded 230 million euros (+17% vs first quarter 2003), which represents a year-over-year increase of 10% in quarterly data ARPU to 3.9 euros, extending the growth trend in this indicator seen in recent quarters. Of total data revenues generated, 26.8% came from non person-to-person SMS services.

Accordingly, average revenue per user and month (ARPU) continued to show solid growth, with a year-over-year increase of 7% in first quarter 2004 to 29.5 euros despite including the full impact of the reduction in termination fees approved at the end of 2003. Although traditional seasonal factors usually cause ARPU to decline in the first quarter of the year compared to the fourth quarter of the previous year, this time the decline was only 2%. By segments, prepaid ARPU performed very positively, showing year-over-year growth for the second consecutive quarter (+2.7%). Contract ARPU was virtually stable, only declining 0.6%, despite the larger weighting of residential customers due to the flow of migrations from prepaid.

Alongside the performance of traffic and revenues, continued efforts to streamline expenses and CapEx resulted in solid financial results:
• Operating revenues in first quarter 2004 were 1,882.5 million euros (+17.4% vs. first quarter 2003). This performance was underpinned by growth in both service revenues (+13.4%) and handset sales (+75.4%), the latter fuelled by the increased commercial activity and to timing differences in stocks in the distribution network compared to last year.
Due to this last factor, the pace of growth in revenues recorded in first quarter 2004 is likely to ease in coming quarters, in line with the target of achieving year-over-year growth of over 9% for the whole of 2004.
• Despite an increase of over 17% in commercial activity, the weight of subscriber acquisition and retention costs over operating revenues in first quarter 2004 stood at 8.3%, 1 p.p. more than a year ago.
• EBITDA in first quarter 2004 reached 1,002.7 million euros, an increase of 13.4% vs. first quarter 2003. This represents an EBITDA margin of 53.3%, keeping Telefónica Móviles España as one of the sector’s most efficient companies.
The 1.9 p.p. declines in the margin compared to first quarter 2003 was due mainly to increased commercial activity and the larger weighting of handset sales. Also, since March 1st, in line with the commercial launch of Oficin@ Movistar UMTS, the fee for using the UMTS spectrum has no longer been capitalized nor have the other expenses related to this technology, with the consequent effect on EBITDA (3.8 million euros), and UMTS-related expenses capitalised up to now have started being depreciated, with an 4.5 million euros impact on depreciation.
• CapEx in first quarter 2004 totalled 137 million euros, an increase of 23% on the same quarter of last year due to the efforts being made to roll out the new UMTS network.

MOROCCO

Médi Telecom ended March with 2.042 million customers, a year-over-year increase above 21%. The customer base contracted slightly in first quarter 2004 after the sharp volume of customer acquisition in 4Q03 and the decline in prepaid recharge promotions in the period.

Nonetheless, both revenues and EBITDA continue to advance, driven by traffic growth and cost control. Revenues grew by 17% year-over-year in first quarter 2004 and EBITDA by 64%, to 31 million euros. More noteworthy was the 43% EBITDA margin for the period, far higher than in any quarter of last year.

The positive performance of operating results and the cutback in CapEx enabled operating free cash flow (EBITDA–CapEx) to exceed 25 million euros, more than 76% of the total generated in 2003.

The Company estimates than in the coming quarters, especially during summer, there will be an increase in commercial activity.

LATIN AMERICA

Brazil
The Brazilian cellular market continued to grow rapidly in first quarter 2004 despite the typical seasonal fluctuations of the business in this period. Against this backdrop, Vivo has led the growth of the market in general and in the regions where it operates, with an estimated average share of net adds of 49% in first quarter 2004. Accordingly, its market share was virtually unchanged from December 2003 at 45% for Brazil as a whole and an average of 56% in its areas of operation.

Vivo ended March 2004 with 21.875 million customers, capturing more than 1.2 million customers in first quarter 2004. We would highlight the strong commercial activity in TCP and TCO's areas of operations, with VIVO achieving 815 thousand net adds.

Vivo reached the 22 million customers mark in the first week of April.

Despite strong growth in recent months, mobile telephony penetration in Vivo’s areas of operation at the end of first quarter 2004 was 30%, well below figures for other markets with similar per capita income indicating the high growth potential that still exists in the regions where Vivo operates.

Total MOU in first quarter 2004 was 93 minutes (-10% vs. previous quarter), while total ARPU was 35 reais (-10% vs. previous quarter). This performance was shaped by seasonal factors typical of the year’s first quarter, traffic promotions of gross adds during the Christmas campaign and the impact of the sharp growth in the customer base.

Figures for first quarter 2004 are not comparable with first quarter 2003 due to the incorporation of TCO to the consolidation perimeter and the migration to SMP.

The sustained growth in the contribution of data services should also be mentioned, as these represented 4.4% of VIVO’s service revenues, more than double the weighting in first quarter 2003.

As regards VIVO’s results, operating revenues in first quarter 2004 including TCO’s results from May 1st,, 2003 showed growth in local currency of 43% vs. first quarter 2003, driven by service revenues (+40%) and the increased commercial activity. Excluding TCO’s contribution, operating revenues would have grown 16.8% vs first quarter 2003.

Despite the stronger commercial activity, improvements in efficiency and economies of scale enabled the company to obtain an EBITDA margin after management fees of 40.2%, with absolute growth, in local currency, in EBITDA of 45% vs. first quarter 2003 (17% ex-TCO).

Mexico
First quarter 2004 featured intense commercial activity in the Mexican market, where Telefónica Móviles México has consolidated its position as the second-largest cellular operator and made progress towards its goal of achieving critical mass in customers.

We would also highlight the progress in the rollout of the GSM network, extending coverage to 112 cities in March vs. 96 in December 2003.

Thanks to the efforts made in first quarter 2004 –including the extension of the Christmas campaign into the first few days of January– Telefónica Móviles México achieved net adds of 318 thousand customers, well above first quarter 2003 net adds (11 thousand) and higher than the combined total for the first nine months of 2003.

The operator ended March with a customer base of close to 3.8 million (+9% vs. previous quarter and +55.3% vs. first quarter 2003). Growth was driven by gross adds of GSM customers, who now represent 38% of the total customer base, 12 p.p. more than in December 2003.

In line with the strong growth of the customer base, MOU in first quarter 2004 was 61 minutes, while ARPU reached 174 Mexican pesos (-21.2% vs. first quarter 2003). Comparisons of MOU and ARPU with first quarter 2003 and 4Q03 are affected by the rapid growth of the customer base and seasonal factors.

Against this backdrop, operating revenues in local currency increased by 43.8% in first quarter 2004 vs. first quarter 2003, boosted by higher service revenues (+21% vs. first quarter 2003) and handset sales. Meanwhile, the costs deriving from the increased commercial activity and the rollout of the GSM network led to an EBITDA loss of 47.3 million euros in first quarter 2004.

CapEx in first quarter 2004 totalled 26 million euros, with CapEx committed up to 31 March 2004 of 255 million euros.

Argentina
The growth of the Argentine mobile market continues to accelerate, with an estimated penetration of 22%.

In this context, Unifón’s customer base ended March 2004 at 1,970 million, with year-over-year growth of 27.4% (+8% vs. December 2003). We would highlight the growth in net adds –more than 146 thousand customers– after the negative figure in first quarter 2003. The level even surpassed that of 4Q03 despite the typical seasonality of the business in the first quarter.

Customer usage indicators continued to rise despite the growth of the customer base, with the company registering a sharp increase in MOU (+27% vs. first quarter 2003). The growth in MOU, coupled with larger customer base, boosted total traffic in minutes by more than 50% vs. first quarter 2003, while ARPU registered year-over-year growth of 26%, fuelled by the increase in MOU.

Unifon recorded a year-over-year increase in operating revenues of 54% in pesos in first quarter 2004, boosted by the larger customer base and increased traffic, as well as higher handset sales.

Despite the increase in commercial activity vs. first quarter 2003, EBITDA in pesos rose 9%, with an EBITDA margin of 22.7%.

As in previous quarters, we would highlight the good performance of revenues in euros (+43.8%) despite the negative impact of exchange rates in the last 12 months.

Lastly, regarding CapEx, we would point out that the rollout of the GSM has begun this year. Phases I and II were completed by the end of first quarter 2004, providing coverage to nearly 9 million POPS. Commercialisation of the service was launched at the end of March in AMBA (the Federal Capital and Greater Buenos Aires), Mendoza and Mar del Plata.

Total CapEx for Unifón in first quarter 2004 was 25 million euros, with CapEx committed at 31 March 2004 of 72 million euros.

Peru
The Peruvian mobile market ended first quarter 2004 with an estimated 3.1 million customers, with penetration of 11.4%, 3 p.p. higher than at the end of first quarter 2003.

Telefónica Móviles Perú continued with a high commercial activity in first quarter 2004, achieving net adds of over 128 thousand customers. It continued to lead market growth, with an estimated share of net adds of 60%. Telefónica Móviles Perú ended first quarter 2004 with 1.6 million customers, a year-over-year increase of 32%.

Efforts in customer acquisition led to growth in both the contract and prepaid segments, of 7.1% and 39.2%, respectively, vs. first quarter 2003.

It is also worth noting that at the end of first quarter 2004, four months after the launch of the CDMA 2000 1xRTT network, more than 15% of the customer base has a handset with this technology.

As regards results, Telefónica Móviles Perú’s first quarter 2004 operating revenues in local currency showed an increase of 5.1% vs. first quarter 2003. This was mostly due to the positive performance of revenues from outgoing traffic, which were partially offset by lower interconnection revenues.

In line with the increase in operating expenses deriving from the intense commercial activity, EBITDA in local currency declined by 25.6% vs. first quarter 2003, leaving an EBITDA margin of 25.5%.

Chile
Telefónica Móvil ended first quarter 2004 with 2.5 million customers, 32.7% higher than in first quarter 2003. The company has once again led the growth in the market, with 230 thousand net adds in first quarter 2004 vs. 34.6 thousand in first quarter 2003, thanks to the positive performance of GSM net adds. The success of GSM has allowed the company to have, in less than one year, 657 thousand customers using this technology, 26% of its total customer base, enabling it to regain nearly 2 p.p. of market share.

As regards results, year-on-year growth in operating revenues is driven by the increase in the customer base and total traffic. Meanwhile, due to the increased commercial activity and the reduction in mobile interconnection tariffs, the EBITDA margin declined by 8 p.p. vs. first quarter 2003 to 24.3%.

Guatemala and El Salvador
The progress in customer acquisition in Guatemala and El Salvador in first quarter 2004, underpinned by the dynamism of both countries’ markets, led to net adds of over 55 thousand customers vs. 6 thousand in first quarter 2003. The total customer base managed by Telefónica Móviles’ operators in Guatemala and El Salvador at the end of March 2004 stood at 460 thousand customers (189 thousand in Guatemala and 270 thousand in El Salvador) vs. 334 thousand in first quarter 2003.

As regards financial results, we would highlight the 19% year-over-year increase in revenues, in euros assuming constant exchange rates, fuelled by the growth of the customer base. Despite the commercial effort in first quarter 2004, the EBITDA margin was 5.5 p.p. higher than in first quarter 2003 thanks to the one-off expenses registered in first quarter 2003.

CELLULAR BUSINESS
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	March

	Mar 2004	% Chg 04/03

T Móviles España	19,939	6.7
Contract	8,306	22.0
Prepaid	11,633	(2.1)
Brasilcel	21,875	58.8
Contract	4,843	30.2
Prepaid	17,032	69.4
TCP Argentina	1,970	27.4
Contract	636	32.2
Prepaid	1,334	25.2
T Móviles Perú	1,635	31.9
Contract	303	7.1
Prepaid	1,331	39.2
TEM El Salvador	270	18.6
Contract	64	6.7
Prepaid	206	22.8
TEM Guatemala	189	78.9
Contract	46	(1.6)
Prepaid	144	141.7
NewCom Wireless Puerto Rico (1)	167	(4.8)
Contract	116	21.0
Prepaid	51	(35.7)
Telefónica Móviles México	3,772	55.3
Contract	222	(25.7)
Prepaid	3,550	66.6
Medi Telecom	2,042	21.2
Contract	131	7.1
Prepaid	1,911	22.4
Telefónica Móvil Chile	2,500	32.7
Contract	440	0.0
Prepaid	2,060	42.7
Total Managed	54,360	30.2

Note: Telefonica Cellular Business includes Telefónica Móvil Chile.
(1) In order to fulfil the commitments to develop the cellular business in Puerto Rico, Telefónica Group has the option to obtain shares respresenting 50.1% of total equity in the company.

CELLULAR BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg

Telefónica Móviles España
Operating revenues	1,882.5	1,603.9	17.4
EBITDA	1,002.7	884.2	13.4
EBITDA margin	53.3%	55.1%	(1.9 p.p.)
Brasilian companies (1)
Operating revenues	354.3	240.6	47.3
EBITDA	142.4	95.8	48.7
EBITDA margin (1)	40.2%	39.8%	0.4 p.p.
Telefónica Móviles México
Operating revenues	155.5	130.4	19.2
EBITDA	(47.3)	(4.5)	n.s.
EBITDA margin	(30.4%)	(3.4%)	(27.0 p.p.)
TCP Argentina
Operating revenues	70.0	48.7	43.8
EBITDA	15.9	15.6	1.8
EBITDA margin	22.7%	32.0%	(9.4 p.p.)
Telefónica Móviles Perú
Operating revenues	56.9	62.8	(9.4)
EBITDA	14.5	22.6	(35.9)
EBITDA margin	25.5%	36.0%	(10.5 p.p.)
Telefónica Móviles Guatemala and El Salvador
Operating revenues	40.3	39.9	0.8
EBITDA	5.8	3.5	63.0
EBITDA margin	14.3%	8.8%	5.5 p.p.
Telefónica Móvil Chile
Operating revenues	88.5	71.2	24.4
EBITDA	21.5	23.3	(7.7)
EBITDA margin	24.3%	32.7%	(8.4 p.p.)

Note: Telefonica Cellular Business includes Telefónica Móvil Chile.
(1) Year over year comparision is affected by TCO incorporation from May 2003.

TELEFÓNICA MÓVILES GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg

Operating revenues	2,560.5	2,129.8	20.2
Operating expenses	(1,459.1)	(1,152.0)	26.7
Other net operating income (expense)	17.2	15.4	11.4
EBITDA	1,118.6	993.2	12.6
Depreciation and amortization	(358.8)	(357.3)	0.4
Operating profit	759.8	635.9	19.5
Profit from associated companies	(11.8)	(23.7)	(50.3)
Financial net income (expense)	(56.0)	(78.9)	(29.1)
Amortization of goodwill	(20.8)	(21.0)	(1.2)
Extraordinary net income (expense)	6.1	5.0	22.0
Income before taxes	677.4	517.3	31.0
Income taxes	(250.0)	(171.2)	46.1
Net income before minority interests	427.4	346.1	23.5
Minority interests	(4.1)	13.0	c.s.
Net income	423.3	359.1	17.9

CELLULAR BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg

Operating revenues	2,647.9	2,199.9	20.4
Internal expend capitalized in fixed assets (1)	18.9	19.1	(1.2)
Operating expenses	(1,520.9)	(1,194.9)	27.3
Other net operating income (expense)	(5.7)	(7.6)	(25.0)
EBITDA	1,140.1	1,016.5	12.2
Depreciation and amortization	(381.7)	(375.9)	1.5
Operating profit	758.4	640.5	18.4
Profit from associated companies	(12.3)	(23.7)	(48.0)
Financial net income (expense)	(63.6)	(87.6)	(27.4)
Amortization of goodwill	(24.0)	(24.1)	(0.6)
Extraordinary net income (expense)	6.4	5.4	18.9
Income before taxes	664.9	510.6	30.2
Income taxes	(248.2)	(169.2)	46.7
Net income before minority interests	416.7	341.4	22.1
Minority interests	1.7	15.6	(89.0)
Net income	418.4	357.0	17.2

Note: Telefonica Cellular Business includes Telefónica Móvil Chile.
(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

DIRECTORIES BUSINESS

During the first quarter of 2004 the TPI Group’s operating revenues increased by 16.1% to 77.4 million euros, despite the negative performance of exchange rates in Peru. The Group's EBITDA amounted to 17.8 million euros, 65.6% higher than the figure for the same period of 2003. Net income rose 140.0% to 7.8 million euros. These results are explained by:

• Good performance of TPI España, whose advertising revenues rose by 12.9% to 34.3 million euros.
• The good behaviour of advertising revenues at the Chilean subsidiary (Publiguias), which in local currency rose by 9.6%.
• The decrease of 9.8% in total revenues at TPI Peru due to the Peruvian sol depreciation vs the euro experienced in the y-o-y comparison. However, in local currency, revenues have increased by 4.5%. EBITDA grows 16.6% in local currency.
Once again it is important to remember that the seasonal nature of revenues, due to accounting criteria in place once each guide was actually published, make it so that the quarterly results are not comparable or standardized, nor can they be extrapolated to year end.

Since the first quarter results do not really represent the impact on the year as a whole, the TPI Group provides forecasts in constant currency of its main financial aggregates up to year- end. These forecasts indicate growth in TPI Group revenues of around 3-5%. This trend, combined with a policy of cost control at all the business units, means that the EBITDA forecast for the end of the year is expected to reflect growth of between 9-11%.

TPI España, that includes the revenues of Goodman Business Press, contributed 60% of the Group's revenues, and made a positive contribution to the Group's EBITDA of 7.8 million euros. This high percentage of revenues against a low EBITDA is due to the fact that only a small number of directories are published in the first quarter of the year, while nevertheless the proportional part of the company's structural costs have to be accounted.

Revenues rose by 38.5% to 46.1 million euros, triggered mainly by four main factors: 1) the organic growth of 5.7% and 9.9% experienced by the Yellow Pages and White Pages directories, 2) the publication of two additional Yellow Pages directories (twelve in total) in comparison with the same period of 2003; TPI España published eight White Pages directories, the same number than in the same period of 2003, 3) variations in the publication calendar of guides and, 4) strong increase experienced in the telephony traffic business related with telephony information services (mainly due to 11888), which revenues soared by more than nine-fold compared to the same period of 2003.

Latin America contributed the remaining 40% of revenues and 57% of EBITDA, with TPI Peru being the biggest Latin American contributor to both revenues and EBITDA thanks to its publication of the Lima directory. In the first quarter, TPI Peru obtained revenues of 23.6 million euros, representing 30% of the Group's total revenues, and contributed 10.5 million euros to the Group's consolidated EBITDA.

In turn, the directories business of the Telefónica Group, which includes the Argentinean company Telinver, recorded during the first quarter of 2004 an increase of 16.9% compared with the first quarter of 2003, due primarily to an improvement in the economic situation in Argentina. Revenues amounted to 77.9 million euros and EBITDA to 17.4 million euros, representing a year-on-year increase of 73.1%.

TPI - PÁGINAS AMARILLAS GROUP
SELECTED OPERATING DATA IN SPAIN
Unaudited figures
	January - March

	2004	2003	% Chg

Books Published
Yellow Pages*	12	10
White Pages	8	8

(Euros in millions)
Revenue Breakdown (1)	46.1	33.3	38.5
Advertising	34.3	30.4	12.9
Publishing	27.3	23.9	14.3
Yellow Pages	20.8	18.0	15.0
White Pages	6.5	5.8	12.2
Building Directory (2)	0.0	0.0	n.s.
Europages (2)	0.0	0.0	n.s.
Internet	5.8	5.3	9.1
Operator Assisted Yellow Pages	0.9	0.8	3.5
Others	0.4	0.4	(2.1)
Telephony Traffic	9.8	1.1	835.2
Operator	1.6	1.4	9.5
Others	0.4	0.4	(4.9)

*Includes a breakdown by residential/business services and pocket guides.
(1) TPI España includes Telefónica Publicidad e Información S.A. and 11888 Servicio de Consulta Telefónica S.A.U. results. Goodman Business Press is not included.
(2) Both will be published from next quarter onwards.

TPI - PÁGINAS AMARILLAS GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg

Operating revenues	77.4	66.7	16.1
Operating expenses	(59.5)	(55.9)	6.5
EBITDA	17.8	10.8	65.6
Depreciation and amortization	(5.0)	(6.3)	(19.8)
Operating profit	12.8	4.5	184.2
Profit from associated companies	(0.3)	(0.6)	(45.9)
Financial net income (expense)	(0.3)	(1.0)	(74.0)
Amortization of goodwill	(0.8)	(0.8)	10.1
Consolidation adjustments	0.0	0.6	n.s.
Extraordinary net income (expense)	0.1	(0.4)	c.s.
Income before taxes	11.5	2.3	398.6
Income taxes	(4.2)	(0.8)	445.1
Net income before minority interests	7.4	1.6	376.9
Minority interests	0.5	1.7	(73.3)
Net income	7.8	3.3	140.0

DIRECTORIES BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg

Operating revenues	77.9	66.7	16.9
Internal expend capitalized in fixed assets (1)	0.0	0.0	n.s.
Operating expenses	(57.1)	(52.3)	9.2
Other net operating income (expense)	(3.5)	(4.4)	(20.3)
EBITDA	17.4	10.0	73.1
Depreciation and amortization	(5.2)	(6.5)	(19.9)
Operating profit	12.2	3.6	242.0
Profit from associated companies	(0.3)	(0.6)	(45.9)
Financial net income (expense)	(1.1)	(2.4)	(54.8)
Amortization of goodwill	(0.8)	(0.2)	312.3
Extraordinary net income (expense)	0.1	(0.4)	c.s.
Income before taxes	10.1	0.0	n.s.
Income taxes	(4.2)	(0.8)	445.1
Net income before minority interests	5.9	(0.7)	c.s.
Minority interests	0.5	1.7	(71.7)
Net income	6.4	0.9	589.9

Note: Telefónica Directories Business includes Telinver (Argentina).
(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

TERRA LYCOS GROUP

In the first quarter of 2004, the operating revenues obtained by Terra Lycos amounted to 133.7 million euros, representing an increase of 16.7% over the same period of the previous year. It is important to highlight the revenues diversification, helped by the company’s ability to act as an integral Internet product and service provider.

Revenues from most business lines have increased, boosted by the customer base growth in every country, continuing with the progress in the development of the strategic alliance with Telefónica. During this quarter, revenues from the Alliance reached 27.0 million euros compared with 19.1 million euros obtained in the same period of year 2003. This contract represents, at the end of the first quarter 2004, 20.2% of total revenues, (+3.5 p.p. vs. first quarter 2003).

In first quarter 2004, the revenues breakdown by business lines was as follows: 42.4% Access revenues, 25.5% Advertising and Online revenues, 21.7% Communication Services revenues and the remaining 10.4% Corporate Services revenues.

Regarding the geographical revenues breakdown, Spain, Brazil and USA subsidiaries weighted 80% of total revenues, with a significant contribution from the strategic Alliance with Telefonica both in Spain and Brazil. Moreover, USA revenues have stabilized, as the end of the contract with Bertelsmann is not reflected anymore in the quarter over quarter comparison.

During this quarter, Spain experienced a year over year revenues growth of 29.8% to 51.4 million euros, representing 38.3% of total revenues (up from 34.5% of total revenues in the same period of 2003), mainly due to the growth registered in both access (+13.0%) and OBP (+42.2%) revenues.

Brazil revenues stood at 33.7 million revenues, an increase of 1.1% over the first quarter of 2003, representing 25.1% of total revenues (down 3.9 percentage points y-o-y). Terra Brazil remains the biggest paying access provider in the country with 1.1 million subscribers, highlighting its leadership in the broadband market, with more than 447,000 clients.

USA revenues amounted to 21.2 million euros. Although revenues in local currency soared 16%, revenues in euros remained stable compared with the same period of 2003. USA represents 15.8% of total revenues (18.6% in the same quarter of 2003). Following the new business model implemented in Lycos in 2003 and early 2004, most of the revenues obtained this quarter come from two sides: 1) advertising revenues, after closing an agreement with 24/7 Real Media concerning the provisions of advertising sales and 2) the higher revenues stemming from the agreement reached with Google.

EBITDA for the first quarter stood at 0.7 million euros, representing an EBITDA margin of 0.5%, compared with the negative 19.6 million euros reached in the first quarter of 2003. It must be underlined that this is the second consecutive quarter that Terra Lycos reaches a positive EBITDA. The Alliance with Telefonica registered, in the first quarter of 2004, 21% coverage of the value committed for the whole year, that is, 78.5 million euros.

Regarding its customer base, Terra Lycos reached at the end of the first quarter more than 5,2 million paying subscribers (+61.8% over the same period of 2003). Access clients accounts for 1.7 million at the end of March 2004, of which 725,731 are broadband clients, representing an increase of 73.1% vs the same period of the previous year.

It should be mentioned that 66.9% of the company’s total paying customers had signed up for OBP products, consisting of either communication or portal products (CSPs or OBPs). These customers have increased 95.0% in the last year up to 3.5 million subscribers, largely due to the new Alliance with Telefónica.

At the end of the first quarter of 2004, Terra Lycos had a cash position of 1,606 million euros, placing it in a privileged position of liquidity within the sector.

In the last quarter two main agreements should be highlighted, the one reached between Terra Lycos and Network Associates, Inc., leader provider in on-line security solutions, in order to provide with additional offers such as antivirus products and “Personal Firewall Plus” to its portal subscribers and the strategic agreement reached with 24/7 Real Media Inc., pioneer in interactive marketing and technology services. This company will provide services to Lycos USA.

TERRA LYCOS GROUP
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	March

	2004	2003	% Chg

Total Pay Subscribers	5,273.5	3,260.0	61.8
Access	1,745.5	1,450.4	20.3
Narrowband	1,019.8	1,031.2	(1.1)
Broadband	725.7	419.1	73.1
OBP (CSP/Portal)	3,527.9	1,809.6	95.0
Broadband Access Subscribers by Country	725.7	419.1	73.1
Spain	183.8	122.2	50.4
Latin America	542.0	297.0	82.5
Employees (units)	2,147	2,256	(4.8)

TERRA LYCOS GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg

Operating revenues	133.7	114.5	16.7
Internal expend capitalized in fixed assets (1)	0.2	0.2	(3.2)
Operating expenses	(131.1)	(132.1)	(0.8)
Other net operating income (expense)	(2.1)	(2.1)	(2.1)
EBITDA	0.7	(19.6)	c.s.
Depreciation and amortization	(21.8)	(19.5)	12.3
Operating profit	(21.2)	(39.0)	(45.7)
Profit from associated companies	(4.6)	(11.2)	(58.8)
Financial net income (expense)	12.0	12.3	(2.3)
Amortization of goodwill	(19.7)	(20.1)	(2.3)
Extraordinary net income (expense)	(19.6)	2.5	c.s.
Income before taxes	(53.1)	(55.6)	(4.4)
Income taxes	10.6	(0.2)	c.s.
Net income before minority interests	(42.5)	(55.7)	(23.7)
Minority interests	2.1	0.0	n.s.
Net income	(40.4)	(55.7)	(27.5)

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

ATENTO GROUP

The first quarter of 2004 is characterized by Atento Group’s increase in commercial activity. In this respect, it is important to note the agreements reached with VIVO and Unibanco Brazil, the gain of new clients such as Nokia, American Express and Carrier, new services with BBVA in Mexico and the growth with BBVA in Spain. Likewise, Atento Puerto Rico signed this quarter important contracts with AT&T Wireless, ACE Insurance and Banco Santander. Atento Chile was able to get new clients outside the Telefónica Group, VTR Banda Ancha and Almacenes París Comercial.

Atento Group operating revenues for the first quarter 2004 amounted to 134.0 million euros, 9.4% more than in the same period of the previous year, primarily due to greater contribution of Atento Brazil, which revenues grew 22.7% year over year due to commercial achievements over the period. Excluding the negative exchange rate effect, revenues would have increased by 11.7%.

In terms of revenues structure, the contribution of clients outside the Telefónica Group maintain its upward trend, reaching 40% of revenues as of March 2004, compared with 38% in December 2003, as a result of the aforementioned commercial progress.

Regarding the evolution by countries, Spain and Brazil continue to be the highest contributors of revenues (73% of the total), 0.4 percentage points less than their contribution at the end of March 2003. Spain’s contribution reduced 1.9 percentage points while Brazil´s contribution rose 1.5 percentage points. Regarding the rest of the countries, Mexico increased its contribution to 6% (4% a year ago).

Operating expenses totaled 115.0 million euros for the period January-March 2004, 5.4% higher than the first three months of 2003. This variation can be explained by the year over year increase in the items of personnel expenses and subcontracts (+6.9% and 6.7%, respectively) related to a higher activity.

As a result of this evolution of revenues and expenses, EBITDA for the first quarter of the year stood at 19.4 million euros, 42.0% higher than the figure for the same quarter of the previous year (47.7% excluding the forex effect). EBITDA margin rose to 14.4%, 3.3 percentage points above that registered twelve months ago. This margin places the Company among the most profitable companies in the “Contact Center” sector.

The operating profit for the first quarter amounted to 9.4 million euros compared with the 0.2 million euros loss registered during the same period in 2003, mainly due to the increase in EBITDA and the 27.9% decrease in depreciation as a result of the degree of maturity achieved in operations.

Net income for the first quarter amounted to 1.6 million euros, as compared with a net loss of 6.3 million euros in the first three months of 2003. It is important to note that, for the second consecutive quarter, the Company has recorded a positive net result.

At operating level, Atento Group had 26,400 positions in place as of March 31, 2004, 700 and 800 more than those as of December and March 2003, respectively, in line with the growth experienced by the business. The average number of occupied positions for the quarter was 20,021, representing a level of occupation of 82%, an increase of 3 percentage points from the same period of the previous year.

CapEx amounted to 2.9 million euros in the first three months of the year, 22.8% more than in the first quarter of 2003, mainly due to the investments made by Atento Brazil to attend new services and clients and the implementation of the new call center in Chile.

Finally, it is important to note that operating free cash flow (EBITDA-Capex) reached 16.4 million euros compared with the 11.3 million euros generated in January-March 2003 (+46.0%).

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg

Operating revenues	134.0	122.5	9.4
Operating expenses	(115.0)	(109.0)	5.4
Other net operating income (expense)	0.3	0.2	66.3
EBITDA	19.4	13.6	42.0
Depreciation and amortization	(10.0)	(13.9)	(27.9)
Operating profit	9.4	(0.2)	c.s.
Financial net income (expense)	(3.6)	(8.5)	(58.0)
Amortization of goodwill	(1.6)	(1.8)	(14.1)
Extraordinary net income (expense)	(0.4)	0.4	c.s.
Income before taxes	3.9	(10.1)	c.s.
Income taxes	(2.0)	3.8	c.s.
Net income before minority interests	1.9	(6.3)	c.s.
Minority interests	(0.3)	0.0	c.s.
Net income	1.6	(6.3)	c.s.

RESULTS BY BUSINESS LINES

Other businesses

CONTENT AND MEDIA BUSINESS

The Content and Media business obtained operating revenues of 273.8 million euros at the end of the first quarter 2004, 98.5 million euros less than during the same period of the previous year, mainly due to the consolidated results of Antena 3 and its subsidiary Onda Cero using the full integration method during the first quarter of 2003, both companies being subsequently removed from the consolidation perimeter of the Telefónica Group. This drop was partially offset by the positive performance of Endemol in the United States, Germany and the United Kingdom and of ATCO, thanks to the recovery of the advertising market in Argentina and to its strong competitive position.

The consolidated EBITDA of the business during the first quarter of the year amounted to 41.8 million euros, as compared with the 36.7 million euros obtained during the same period of 2003. Excluding the contribution made to consolidated EBITDA by Antena 3 and Onda Cero during the first quarter of 2003 (7.6 million euros), the EBITDA growth would be 29.7 percentage points higher than the one recorded.

ENDEMOL

The Endemol Group generated revenues of 233.5 million euros during the first quarter of 2004, which was 19.4% more than in the same period of the previous year. In EBITDA terms, Endemol registered 39.9 million euros, 22.1% more than in the first quarter of 2003. This positive performance was mainly achieved in the United States, Germany and the United Kingdom. It is important to note that the “Fear Factor” format has contributed most towards the company’s good performance in the United States, with equally important agreements being reached to use the old series portfolio based on this format for subsequent rebroadcasting.

ATCO

The advertising market in Argentina grew by approximately 61% during the first quarter with respect to the same period of the previous year. Telefé reaffirmed its position as leader of the free-to-air television market, obtaining 40.3% of the total audience, followed by its main competitor Canal 13 with a 25.3% share during the first quarter.

As a result of the significant financial and competitive improvement, ATCO’s operating revenues rose to 61.3 million pesos, 46.6% higher than the figure for the first quarter of 2003. Regarding EBITDA, it was positive in 15.8 million pesos, as compared with the loss of 0.6 million pesos recorded in the same period of the previous year.

CONTENT & MEDIA BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg

Operating revenues	273.8	372.3	(26.5)
Internal expend capitalized in fixed assets (1)	0.0	0.0	n.s.
Operating expenses	(228.0)	(342.3)	(33.4)
Other net operating income (expense)	(4.1)	6.7	c.s.
EBITDA	41.8	36.7	13.9
Depreciation and amortization	(7.0)	(14.7)	(52.0)
Operating profit	34.7	22.0	57.7
Profit from associated companies	6.7	(27.1)	c.s.
Financial net income (expense)	(10.9)	(10.9)	(0.3)
Amortization of goodwill	(30.0)	(20.1)	49.6
Extraordinary net income (expense)	3.8	(14.1)	c.s.
Income before taxes	4.3	(50.2)	c.s.
Income taxes	(28.1)	13.0	c.s.
Net income before minority interests	(23.8)	(37.2)	(36.1)
Minority interests	0.1	4.0	(98.7)
Net income	(23.7)	(33.3)	(28.6)

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

TELEFÓNICA DEUTSCHLAND GROUP

Telefónica Deutschland Group obtained revenues of 91.6 million euros in the first quarter of 2004, a decrease of 9.2% year on year, due primarly to the reduction in revenues from narrowband services wich has not yet been offset by the increase in broadband business, wich nearly accounted for 11% of the total revenues.

Amongst the main commercial successes achieved during the quarter, noteworthy was the incorporation of the narrowband ISP provider Intelicom to the customer portfolio of Telefónica Deutschland in Germany, thus becoming the second client behind AOL in terms of managed volume.

With respect to the broadband business, it is important to highlight the addition of 90,802 new ADSL users within Telefónica Deutschland wholesale (T-ZISP) offer in the german market. As a result, the total number of the company’s ADSL users exceeded the figure of 320,000 (both in the German and UK markets), providing services to the top four main ISPs (out of five) in Germany.

EBITDA reached a total of 3.8 million euros in the first quarter of 2004, with an EBITDA margin of 4.1% wich compares with the negative figure registered the previous year.

TELEFÓNICA DEUTSCHLAND GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - March

	2004	2003	% Chg

Operating revenues	91.6	100.9	(9.2)
EBITDA	3.8	(0.4)	c.s.
EBITDA margin	4.1%	(0.4%)	4.5 p.p.

ADDENDA

Companies included in each Financial Statement

Based on what was indicated at the start of this report, the results breakdown of Telefónica Group are detailed according to the business in which the Group has a presence. The main differences between this view and the one that would apply attending to the legal structure, are the following:

• Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V., which has been included in Telefónica de Contenidos Group. Furthermore, in the fiscal year 2003 the results from the participation, and following divestiture, in Antena 3 de Televisión, S.A., were integrated within the Telefónica de Contenidos Group results, although it had been participated directly by Telefónica S.A. through a part of the year. The results from the Sogecable stake have been also assigned to Telefónica de Contenidos Group, even though a part of the investment is legally dependent upon Telefónica, S.A.
• Telefónica Holding Argentina, S.A. holds 26.82% of Atlántida de Comunicaciones, S.A. (ATCO) and 26.82% of AC Inversora, S.A. which, for those purposes, are considered to be part of Telefónica de Contenidos Group, consolidating 100% share capital of both companies.
• In the case of Compañía de Telecomunicaciones de Chile, S.A. (CTC), participated by Telefónica Latinoamérica, the activities of the mobile telephony business in Chile have already been assigned to the mobile business.
• The participation of Telefónica Group in IPSE 2000 SpA is assigned to the cellular business, also including the investment legally dependent upon Telefónica DataCorp, S.A.
• In the case of Telefónica de Argentina (TASA), participated by Telefónica Latinoamérica Group, Telinver has been assigned to the directories business, in line with our vision for the total Telefónica´s directories business.
• Telefónica Data Group, legally dependent upon Telefónica S.A., has been segregated and subsequentally integrated into the fixed line activities both in Spain and Latin America for presentation porposes, and according to geographic criterias. The stakes not included in neither of the previous geographic areas will be consolidated directly by Telefónica S.A.
• Emergia Group, directly participated by Telefónica S.A., has been consolidated within the Telefónica Latinoamérica Group.

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries detailed by business lines

TELEFÓNICA GROUP
% Part

Telefónica de España	100.00%
Telefónica Móviles	92.44%
Telefónica Latinoamérica	100.00%
TPI Group	59.90%
Terra Lycos Group	75.29%
Telefónica de Contenidos	100.00%
Atento Group	91.35%

TELEFÓNICA DE ESPAÑA GROUP
% Part

Telyco	100.00%
Telefónica Telecomunicaciones Públicas	100.00%
Telefónica Soluciones Sectoriales	100.00%
Telefónica Empresas España	100.00%
T. Soluciones de Informatica y Comunic.	100.00%

TELEFÓNICA LATINOAMÉRICA GROUP
% Part

Telesp	87.49%
Telefónica del Perú	97.15%
Telefónica de Argentina	98.03%
TLD Puerto Rico	98.00%
CTC Chile	43.64%
CAN Teléfonos de Venezuela (CANTV)	6.92%
Telefónica Data México Holding	100.00%
Telefónica Data Colombia	65.00%
Telefónica Empresas Brasil	100.00%
Telefónica Empresas Perú	97.07%
Telefónica Data Argentina	97.92%
Telefónica Data USA	100.00%
T. Internacional Wholesale Services	100.00%
Emergia	100.00%

TELEFÓNICA MÓVILES GROUP
% Part

Telefónica Móviles España	100.00%
Brasilcel (1)	50.00%
TCP Argentina	97.93%
TEM Perú	97.97%
T. Móviles México	92.00%
TEM El Salvador	90.26%
TEM Guatemala	100.00%
Group 3G (Germany)	57.20%
IPSE 2000 (Italy)	45.59%
3G Mobile AG (Switzerland)	100.00%
Medi Telecom	32.18%
Telefónica Móviles Interacciona	100.00%
Mobipay España	13.36%
Mobipay Internacional	36.05%
T. Móviles Aplicac. y Soluciones (Chile)	100.00%

(1) Joint Venture which fully consolidates TeleSudeste Celular, Celular CRT, TeleLeste Celular, Telesp Celular Participa&ccdeil;ões. From May 2003 Telesp Celular Participa&ccdeil;ões includes the stake acquired in TeleCentro Oeste Participa&ccdeil;ões. Brasilcel's stake in subsidiaries in March 2004: TeleSudeste Celular 84.14%; Telesp Celular Participa&ccdeil;ões 65.12%; CRT Celular 50.42%; TeleLeste Celular 27.86% and TeleCentro Oeste Participa&ccdeil;ões 19.04%.
TPI - PÁGINAS AMARILLAS GROUP
% Part

Goodman Business Press	100.00%
Publiguias (Chile)	100.00%
TPI Brasil	100.00%
TPI Perú	100.00%
11888 Servicios de Consulta Telefónica	100.00%

TERRA LYCOS GROUP
% Part

Lycos, Inc.	100.00%
Lycos Europe	32.01%
Terra Networks Perú	99.99%
Terra Networks México	99.99%
Terra Networks USA	100.00%
Terra Networks Guatemala	100.00%
Terra Networks Venezuela	100.00%
Terra Networks Brasil	100.00%
Terra Networks Argentina	99.99%
Terra Networks España	100.00%
Terra Networks Chile	100.00%
Terra Networks Colombia	68.30%
Ifigenia Plus	100.00%
EducaTerra	100.00%
R.U.M.B.O.	50.00%
Uno-E Bank	33.00%
One Travel.com	54.15%

ATENTO GROUP
% Part

Atento Teleservicios España, S.A.	100.00%
Atento Brasil, S.A.	100.00%
Atento Argentina, S.A.	100.00%
Atento de Guatemala, S.A.	100.00%
Atento Mexicana, S.A. de C.V.	100.00%
Atento Perú, S.A.C.	100.00%
Atento Chile, S.A.	100.00%
Atento Maroc, S.A.	100.00%
Atento El Salvador, S.A. de C.V.	100.00%

TELEFÓNICA DE CONTENIDOS GROUP
% Part

Telefé	100.00%
Endemol	99.60%
Lola Films	70.00%
Torneos y Competencias	20.00%
Servicios de Teledistribución	100.00%
Sogecable	23.83%
Telefónica Servicios Audiovisuales	100.00%
Pearson	4.84%
Hispasat	13.23%

ADDENDA

Significant Events

• On May 14, 2004, Telefónica, pursuant to the resolution adopted by the shareholders of Telefónica, S.A. at their Annual General Meeting of April 30th, 2004, will pay a cash dividend from 2003 net income of a gross amount of 0.20 euros for each Company share issued, in circulation and carrying entitlement to this dividend.
• On May 5, 2004, Telefónica, S.A. held 80,175,320 million own shares as treasury stock representing 1.618% of the company stock.
• On May 3, 2004, Telefónica Publicidad e Información, S.A., paid a dividend of 92,058,582.75 euros against 2003 fiscal year net income and distributable reserves. Every share will receive a gross dividend of 0.25 euros.
• On April 29, 2004, Telefónica, S.A. notified the Portuguese “Comissão do Mercado de Valores Mobiliários” of the increase in its holding in the share capital of Portugal Telecom SGPS, S.A. Subsequent to the acquisition, Telefónica, S.A. directly holds 89,132,630 shares of Portugal Telecom SGPS, S.A., representing 7.106 % of its share capital. In addition, Telefónica, S.A. holds an indirect stake representing 1.062% of the Portugal Telecom, SGPS, S.A. share capital through the following Grupo Telefónica companies: Alliança Atlántica Holding B.V. (0.424% of Portugal Telecom) y Telecomunicaçoes de Sao Paulo, S.A. (0.637% of Portugal Telecom).
• On March 24, 2004, the TPI Group reached an agreement to acquire Telefónica CTC of Chile’s 9% stake in Publiguías for 14.7 million dollars.
On February 23, the company reached an agreement to acquire for 65.6 million dollars the 40% held until then by the company’s minority shareholders, Editorial Lord Cochrane (20.4%) and Impresiones Cuenca Uno e Impresiones Cuenca Dos (19.6%).
With both operations, the TPI Group will control 100% of Publiguías. Since December 2000, the TPI Group owned 51% of “Impresora y Comercial Publiguías S.A.”.
• On March 8, 2004, Telefónica Móviles reached an agreement to acquire BellSouth’s Latin America cellular operations. With this agreement, adding 10 companies in 10 countries, Telefónica Móviles:
  consolidates its leadership position in key Latin American markets where it is already present (Argentina, Chile and Peru).
  gains a strong footprint in high-growth markets where it did not have a presence before (Venezuela, Colombia, Ecuador and Uruguay).
  and achieves a critical mass in Central America (Guatemala, El Salvador, Panama and Nicaragua).
The agreement implies a total value for the 100% of the companies (firm value) of 5,850 million US dollars.

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In the first quarter 2004, the following changes have occurred in the consolidation perimeter:

TELEFÓNICA GROUP

• During 2004, Telefónica Group has purchased 36,501 shares in the Dutch company Endemol Entertainment Holding, N.V. (Endemol). After this transaction, Telefónica Group's stake in Endemol has reached 99.6%. The company continues to be fully consolidated within the Telefónica Group.

TELEFÓNICA DE ESPAÑA GROUP

• As part of its ongoing process to restructure its group of companies, Telefónica Cable, S.A., a wholly-owned subsidiary of Telefónica de España, S.A., has taken over the following local operators:Telefónica Cable Asturias, S.A., Telefónica Cable Valencia, S.A. and Telefónica Cable Balears, S.A. All of these companies, which were fully consolidated within the Telefónica Group, have been removed from the Group's perimeter of consolidation this year.
• The 2.13% stake that Telefónica de España, S.A. owned in the French company Eutelsat, S.A., was sold for 44.83 million euros, resulting in a 22.50 million euros capital gain. The company was recorded within the "Other investments" item of the Telefónica Group’s consolidated balance sheet.

TELEFÓNICA LATINOAMÉRICA GROUP

• The Brazilian company Aix Participaçoes, which was integrated by the equity method in the consolidated accounts of the Telefónica Group in 2003, is now incorporated using the proportional integration method.
• The U.S. company Katalyx, Inc. took over the U.S. companies Adquira, Inc. and Katalyx Transportation, LLC. Both companies, which were integrated in 2003 in the consolidated accounts of the Telefónica Group using the full integration method, have been removed from the consolidation perimeter.
• The Peruvian company Telefónica Empresas Perú, S.A.A. has taken over the Peruvian company Telefónica Servicios Financieros, S.A.C. The company, which in 2003 was integrated in the consolidated accounts of the Telefónica Group using the full integration method, has been removed from the consolidation perimeter.
• The Mexican companies Katalyx Construction Mexico, S.R.L., Katalyx Health Mexico, S.R.L., Katalyx Cataloguing Mexico, S.R.L. de C.V., Katalyx Food Service Mexico, S.R.L. de C.V. and Katalyx Transportation Mexico, LLC. were liquidated in February this year. All of these companies, which in 2003 were integrated in the consolidated accounts of the Telefónica Group using the full integration method, have been removed from the consolidation perimeter.

TELEFÓNICA MÓVILES GROUP

• Mobipay España, S.A., carried out a capital increase of 3.78 million euros in 2004. In this capital increase, Telefónica Móviles España, S.A., raised its stake in the company from 13.33% to the current 13.36%. The company continues to be consolidated within the Telefónica Group using the equity method.

TPI GROUP

• In March 2004, Telefónica Publicidad e Información, S.A., has purchased an additional 40% in the share capital of its Chilean subsidiary, Impresora y Comercial Publiguías, S.A., for 53.3 million euros, increasing its stake up to 91%. The company continues to be fully consolidated within the Telefónica Group.

TERRA LYCOS GROUP

• Emplaza, S.A., in which the Terra Lycos Group had a 20% stake and that was no longer included in the consolidation perimeter as of June 2003 because it was not running any business, was liquidated in January 2004.
• In March 2004 Lycos, Inc., sold its stakes in Wit Capital and GSI Global Sports. These companies were recorded under the "Other investments" item and accounted at their cost of acquisition because the stakes in both of them were less than 5% and there was no influence in their management. Proceeds from selling these stakes amounted to 153,000 euros.

ATENTO GROUP

• The sale of 100% of the shares in Atento Guatemala Comercial, S.A., in March 2004, resulted in a 0.02 million euros capital gain for the Telefónica Group. The company has been removed from the consolidation perimeter of the Telefónica Group, in which it was fully consolidated.
• Atento USA, Inc., has been dissolved and all its assets and liabilities were transferred to its parent company Atento Holding Inc. effective January 1, 2004. The company, which in 2003 was included in the consolidated financial statements of the Telefónica Group by the full consolidation method, has been removed from the consolidation perimeter.

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator

For additional information, please contact.

Investor Relations
Gran Vía, 28 – 28013 Madrid (Spain)
Phone number:
+34 91 584 4700
Fax number:
+34 91 531 9975
Email:
ezequiel.nieto@telefonica.es
dmaus@telefonica.es
dgarcia@telefonica.es
www.telefonica.com/ir
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Telefónica, S.A.
Date:	May 13th, 2004	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer